Exhibit 99.42

Professionals in resources, mining, processing, construction and the environment	www.cam-llc.com

TECHNICAL REPORT
GALENA MINE PROJECT
SHOSHONE COUNTY, IDAHO

Prepared for:
U.S. Silver Corporation

14 April 2011
113116

Prepared by:
Chlumsky, Armbrust & Meyer, LLC

Fred Barnard PhD., Calif. Professional Geol.
Steve Milne P.E.

12600 W. Colfax Ave., Suite A-250
Lakewood, Colorado 80215
Telephone: (303) 716-1617
Fax: (303) 716-3386

CAM  113116
Galena Mine Technical Report
14 April 2011

i

CAM  113116
Galena Mine Technical Report
14 April 2011

TABLE OF CONTENTS

Page No.
Section

19.7.2	Cash Flow Calculations	98
19.8	Exploration Potential	100
20.0	INTERPRETATION AND CONCLUSIONS	102
21.0	RECOMMENDATIONS	103
21.1	Density	103
21.2	Assaying	103
21.3	Reconciliation	103
21.4	Exploration and Development	103
21.5	Work Program	104
22.0	REFERENCES	105
23.0	DATE AND SIGNATURE PAGE	106

Tables

1-1	Proven and Probable Reserves by Ore Type - December 31, 2010	5
1-2	Measured and Indicated Resources by Ore Type - December 31, 2010	6
1-3	Inferred Resources by Ore Type - December 31, 2010	6
1-4	Mine Production Schedule, 2011-2018	7
2-1	Abbreviations used in this report	12
4-1	US Silver Land Position	17
7-1	Stratigraphy of the Belt Supergroup in North Idaho	28
9-1	Minerals of Economic Interest in the Galena Mine	35
11-1	Results of Selected Exploration Holes Drilled During 2010	40
12-1	2010 Samples used for Density Measurements	43
12-2	Tonnage Factors of Galena Project Rocks	44
13-1	Silver-Copper Assay Standards used 1-1-10 through 12-31-10	48
13-2	Silver-Lead Assay Standards used 1-1-10 through 12-31-10	52
17-1	Estimated Total Operating Costs, $/ton	71
17-2	Proven and Probable Reserves by Ore Type - December 31, 2010	72
17-3	Reserves by Vein - December 31, 2010	72
17-4	Measured and Indicated Resources by Ore Type - December 31, 2010	75
17-5	Measured and Indicated Resources by Vein - December 31, 2010	76
17-6	Inferred Resources by Ore Type - December 31, 2010	77
17-7	Inferred Resources by Vein - December 31, 2010	78
17-8	Galena Mine Plan-to Actual Reconciliation for 2010	81
19-1	Operating and Environmental Permits	85
19-2	Manpower at Galena Mine Project	88
19-3	Galena Mine Major Equipment List	89
19-4	Power Consumption	90
19-5	Galena Mill Statistics	92
19-6	Coeur Mill Statistics	94
19-7	Costs per Ton	96
19-8	Estimated Capital Expenditures ($)	96
19-9	Mine Production Schedule, 2011-2018	98
19-10	Life of Mine Financial analysis – Assumptions	99
19-11	Life-of-Mine Cash Flow and Sensitivities	100

CAM  113116
Galena Mine Technical Report
14 April 2011

CAM  113116
Galena Mine Technical Report
14 April 2011

1.0           SUMMARY

1.1	Scope

Chlumsky, Armbrust and Meyer LLC (CAM) prepared this revised Technical Report on the mineral resources and reserves at the Galena silver-copper-lead mine operation located near Wallace, Idaho.  The report was prepared for, and with the cooperation of, United States Silver Corporation, a listed company in Canada.  Both authors of this report visited the Galena Mine Project on March 17 and 18, 2011.

The effective date of the mineral resources and reserves is 31 December 2010.  The report is in compliance with Canadian National Instrument 43-101.  The purpose of the report is to provide an independent review of the mineral resources and reserves, at a time when the estimation process by US Silver has been enhanced by several significant upgrades to the estimation methodology.

1.2	Property Description and Ownership

The Galena Project is located in the Coeur d’Alene Mining District in Shoshone County, Idaho, a prolific silver-producing district of long standing.  The mine project consists of the operating Galena mine with two shafts, the non-operating Coeur Mine with active haulage and hoisting, and an adjacent exploration property with one shaft, the Caladay property. Mills operate at the Galena and Coeur mines.  The property covers 10,931 contiguous acres, over an area about 9 miles long east to west, and 2 miles wide north to south.  The Galena Shaft is located near the center of the property and lies at 47 o28’39” N latitude and 115o58’01” W longitude, with a collar elevation of 3,042 feet above sea level.

The property is located two miles west of the town of Wallace in the heart of the Coeur d’Alene Mining district, in Northern Idaho.  Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east.  The property is about 1 mile south of Interstate Highway I-90.

U.S. Silver Corporation, a Canadian public company, owns 100 percent of United States Silver, Inc. a Delaware corporation, which in turn owns 100 percent of U.S Silver-Idaho, an Idaho corporation which owns the subject properties.  In this report, "US Silver" may refer to any or all of the three mentioned companies.  US Silver purchased the Galena mine property on June 1, 2006 from Coeur d’Alene Mines Corporation, which operated the Galena Mine at that time.

US Silver’s land position is a combination of patented, unpatented and fee lands that are owned or leased by US Silver.  US Silver owns 1,061 acres of fee ground, 146 patented claims totaling 2,250 acres, and 178 unpatented claims totaling 2,820 acres.  All properties are in good standing with respect to title and current taxes. The leases were initiated in 1996 through 1998 and are all 20 year leases, without back-in clauses.  Net smelter return royalty agreements exist on some leased properties, but no production prior to 2011 has been realized on any of the leased claims, and none is likely in the near future.

CAM  113116
Galena Mine Technical Report
14 April 2011

1.3	Physiography and Infrastructure

The Coeur d’Alene district lies in the Bitterroot Mountains, a part of the Northern Rocky Mountains.  The Galena area is one of high relief and rugged terrain, with many slopes at angles of 30 percent or greater.  Valley flats are restricted to the main stream and the lower reaches of some major tributaries; in only a few places do the flats exceed half a mile in width.  Ridge crests range in altitude from 6,000 to 7,000 feet.  Thus the maximum relief between valley floors and adjacent ridge crests and peaks ranges from 3,000 to 4,000 feet. The climate of the Coeur d’Alene district is strongly seasonal with warm summers and rigorous winters.

US Silver’s land position lies along and immediately south of the main freeway through the area, I-90.  All the centers of population and US Silver’s property are accessible by main highways, hard surfaced roads or well-graded gravel roads.

US Silver has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations.  Personnel are sourced from nearby population centers.  US Silver has the necessary processing facilities and holds sufficient surface rights to conduct operations.  The Coeur Mine and Caladay shaft are connected to the Galena Mine by underground workings.

1.4	Geology and Mineralization

The Galena Project and most other ore deposits of the Coeur d’Alene Mining District are hosted by metamorphosed Precambrian sedimentary rocks of Revett Formation, part of the Belt Supergroup.  The strata are composed primarily of fine-grained quartz and original clay (now metamorphosed to fine-grained white mica, or sericite).  Three major rock types are generally recognized; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand,  siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

Mineralization at the US Silver property occurs in steeply dipping fissure filling veins.  The veins cut the Revett Formation, occurring on and are found along four major fracture systems and three major faults.  The veins generally strike east-west and northeast-southwest, and range in thickness from a few inches to over fifteen feet.  In the Galena Mine alone, tabulated mineral resources or reserves occur in more than 100 numbered or named veins, with several more in the Coeur Mine.

CAM  113116
Galena Mine Technical Report
14 April 2011

The vein mineralization is of two distinct types: silver-copper veins containing tetrahedrite and lesser chalcopyrite as the principal economic minerals; and silver-lead veins dominated by argentiferous galena.  Gangues in both types are mainly siderite, with varying amounts of pyrite and quartz.  Grades of the silver-copper veins range from a few ounces to over a thousand ounces of silver per ton, and since 1953 have averaged over 20 opt Ag. Copper grades range from tenths of a percent to over two percent and since 1953 have averaged 0.76% Cu. Grades of the silver-lead ores average approximately 9 opt Ag, and 10% Pb.  Wallrocks are rarely mineralized, except where intersected by narrow veins or stringers.

1.5	Exploration and Data Compilation

Exploration at the Galena mine during 2010 included 49,374 feet of underground diamond drilling, and 6,546 feet of exploration and development drifting.  During 2009, 13,669 feet of underground diamond drilling, and 6,851 feet of exploration and development drifting were completed.

The Galena mine had 2,092 diamond drillholes completed as of 31 December 2010.  Down-hole surveys are attempted on all diamond drillholes.  The primary survey tool is a REFLEX EZ-AQ electronic multi-shot down-hole survey instrument.  The database contains 33,505 samples with assay values from the diamond drillholes.  The database also includes 13,666 channel sample locations with 30,851 individual samples.

US Silver’s samples are analyzed by American Analytical Services, in independent laboratory in Osburn, Idaho, for silver, copper and lead by ICP (inductively-coupled plasma), and as needed for other elements.  Higher-grade samples are re-assayed for silver by fire assay with gravimetric finish.

The independent laboratory (American Analytical Services) which assays most of US Silver’s exploration and production samples, became ISO-certified during 2010, and provides adequate assays.

Records of exploration at the Galena mine, dating back to the 1950’s, are on file at the mine office.  Since 2000, data-handling protocols have been electronic, including an Access database, AutoCAD drafting software and Gemcom deposit modeling software.

CAM have reviewed the exploration sampling, preparation, and assaying practices at Galena, and is satisfied that the results are more than adequate for a database to be used in estimation of mineral resources and reserves.

CAM  113116
Galena Mine Technical Report
14 April 2011

1.6	Reserve and Resource Estimation

The mineral resource and reserve estimation at the Galena mine project was initially developed by the Galena mine staff, including Harry Lenhard, Senior Geologist and Daniel H. Hussey, Manager of Exploration for US Silver, who had prepared several ore-reserve updates for the Galena project (Hussey, 2007, 2008, 2009).  CAM reviewed the annual resource and reserve estimates in 2006, 2010, and now in 2011.  Steve Milne, P.E. of CAM, a Qualified Person, reviewed the database and methodology.

The estimates herein were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on Dec 11, 2005.  They incorporate assay results and geologic interpretations available through December 31, 2010, and reflect the removal of ore prior to that date.

The estimates use life-of-mine average prices at $16.00 per ounce for silver, $2.90 per pound for copper, and $0.90 per pound for lead.  These figures are somewhat below the 36-month historical average prices, and below the 60-month (36 months historical, plus 24 months futures) prices as of year-end 2010. No credit was taken for gold, zinc or any other metals in the cutoff grade calculation.  Revenues were adjusted for recoveries.  Overhead costs were proportioned against all the potential mine blocks.  The cutoff grade was calculated from known costs and the NSR value of each resource block, using the cited silver and copper values in silver-copper veins, the silver and lead values in silver-lead veins, and known mill recoveries and smelter settlements.

Resources and reserves are estimated using the “accumulation” method, an accepted standard for calculating resources in narrow vein-type deposits which has been used for 50 years at the Galena mine.  Kriging was formerly used on a few of the major veins, but since 2007 all veins are estimated using accumulation.  The method calculates the metal content of an area by using the product of the vein thickness times the length of influence of the sample (channel or drillhole), times the corresponding diluted grade value.  The quantity of metal associated with each sample is proportional to the sample thickness, length of influence, and the grade.  The length of influence is generally one half the distance to adjacent samples.  The volume of each ore block is determined by multiplying the average length of the block by the average height of the block by the average diluted thickness of the ore, and dividing by the tonnage factor.

During 2010, about 700 bulk-density measurements were made on new drill core and samples from active faces.  Based on these bulk-density measurements, the tonnage factors were revised this year. Bulk-density measurements will continue to be made during 2011. Newly-determined tonnage factors range from 8.5 cubic feet per ton to 10.0 cubic feet per ton depending on the vein, the amount of siderite, tetrahedrite and galena present and the amount of barren dilution included.  In nearly all cases the tonnage factor increased, thereby decreasing the overall tonnage by about 8%, before the application of other factors, which include depletion by mining, addition of reserves by exploration and development, and new factors for dilution during mining.

CAM  113116
Galena Mine Technical Report
14 April 2011

U.S. Silver calculates reserves on a fully-diluted basis. The channel-samples calculations are corrected to the expected as-built widths, based on the mining method, ground conditions, and miner skills.  The year-end 2010 reserves and the 2011 Life-of-Mine (LOM) are based on full expected dilution.

Mineral resources are calculated on basis of the optimal mining width (i.e. not fully-diluted), since the expected full dilution will depend upon the mining method, ground conditions, miner skills,  and other factors which are determined only during development and re-classification of the resources as reserves.

The mining methods applied at the Galena mine result in a very high ore recovery; therefore no ore loss is assumed or calculated.

CAM has reviewed the resources and reserves presented below in Tables 1-1, 1-2 and 1-3, and find them to have been developed using acceptable CIM standards and NI-43-101 rules, thus accurately portraying the mineral inventory at the Galena project, using the metals prices and process recoveries presented above. Further tabulation by individual veins is shown in Section 17.

Resources do not include material classified as reserves.  The Coeur Mine contains some resources, but since the Coeur is not currently habilitated for mining, none of the material there is classed as reserves.  No material from the Caladay deposit is included in the current resources or reserves.

Tables 1-1, 1-2, and 1-3 show the mineral reserves, measured and indicated resources, and inferred resources, respectively.

Table 1-1 Proven and Probable Reserves by Ore Type - December 31, 2010
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Silver-Copper Veins
Proven Reserves	509,300	8,015,000	15.74	2,610	0.51%	--	--
Probable Reserves	556,800	9,836,200	17.67	2,910	0.52%	--	--
Total Silver-Copper Veins	1,066,100	17,851,200	16.74	5,520	0.52%	--	--
Silver-Lead Veins
Proven Reserves	219,200	1,661,700	7.58	--	--	18,840	8.59%
Probable Reserves	330,400	2,395,500	7.25	--	--	23,950	7.25%
Total Silver-Lead Veins	549,600	4,057,200	7.38	--	--	42,790	7.79%
Total Reserves	1,615,700	21,908,400	13.56	5,520	0.52%*	42,790	7.79%*
* Copper and lead values refer to only their respective vein types, not combined totals.

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 1-2 Measured and Indicated Resources by Ore Type - December 31, 2010 EXCLUSIVE OF RESERVES
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Silver-Copper Veins
Measured Resources	124,600	1,871,500	15.02	690	0.55%	--	--
Indicated Resources	364,800	6,148,800	16.85	1,680	0.46%	--	--
Total Silver-Copper Veins	489,400	8,020,300	16.39	2,380	0.49%	--	--
Silver-Lead Veins
Measured Resources	27,400	223,400	8.15	--	--	2,360	8.61%
Indicated Resources	43,800	498,300	11.38	--	--	4,910	11.21%
Total Silver-Lead Veins	71,200	721,700	10.14	--	--	7,270	10.21%
Total M&I Resource	560,600	8,742,000	15.51	2,380	0.49%*	7,270	10.21%*
* Copper and lead values refer to only their respective vein types, not combined totals of both vein types.

Table 1-3 Inferred Resources by Ore Type - December 31, 2010
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Total Silver-Copper Veins	480,000	8,965,400	18.68	2,710	0.56%	--	--
Total Silver-Lead Veins	546,300	4,743,400	8.68	--	--	51,600	9.45%
Total Inferred Resource	1,026,300	13,708,800	13.36	2,710	0.56%	51,600	9.45%
* Copper and lead values refer to only their respective vein types, not combined totals.

Year-end 2010 is the first year since 2006 that US Silver has attempted to reconcile mill feed versus mining of reserves and resource blocks. For the year 2010, the reconciliation was not able to capture all production by stope/heading; thus it is not a true comparison of reserve/resource estimates to actual production. Reconciliations for tonnages and grade of reserve/resource blocks to mill are being initiated during 2011.  The 2010 reconciliation shows that the silver-lead ore was mined nearly according to plan. Silver-copper ore yielded 14% fewer ounces Ag than programmed, due to lower tonnage and lower grade. Several sources have been identified of lower-grade material sent to the mill.  CAM is of the opinion that the reconciliation derived above are a good start toward a rigorous comparison of block/shape model to actual muck. . The results show an acceptable closure, considering the nature of underground mining during periods of sharply rising prices, and the performance of other underground silver mines in the United States.

CAM  113116
Galena Mine Technical Report
14 April 2011

1.7	Development and Operations

The Galena Mine operated from 1887 to 1953 by mining galena-dominated ores.  In 1953, the tetrahedrite-dominated Silver Vein was discovered on the 3000 level, and mining of silver-copper ores has been the main source of production since.  The Coeur Mine was first developed in 1963, but has been inactive since 1997.

The Coeur and Galena mines are accessible by three shafts with the deepest shaft extending to 5,825 feet below the surface at the Galena mine.  Level development has occurred on 10 levels at the Coeur and 13 levels at the Galena mine.  Level development is spaced 200 or 300 vertical feet apart.  Level development was previously conducted by track drifting and rail haulage, but since 1999 five areas were developed in the Galena Mine for rubber-tired diesel equipment.  Lateral track drifts extend for thousands of feet out in an east to west direction from the shafts.  The levels provide access to the over 100 veins that are producing or have produced in the past.

Mine production for the year 2011 is planned at 200,000 tons of combined silver-copper and silver-lead ore, producing as recovered metals from the mill 2,520,000 ounces of silver, 509 tons of copper and 3,345 tons of lead.  Utilizing a production rate of about 2.7 million ounces per year, the current ore reserves would be depleted by the end of 2018 if no new ore is found, or upgraded from resource to reserves.  Table 1-4 lists a schedule of production for 2011 through 2018 assuming a rate of about 2.7 million ounces per year.  The trivial differences between totals in Tables 1-1 and 1-4 are due to rounding.

Table 1-4 Mine Production Schedule, 2011-2018
Year	2011	2012	2013	2014	2015	2016	2017	2018	Total
Ag/Cu tons Ore	150,000	165,000	125,184	125,184	125,183	125,183	125,183	125,183	1,066,100
Ag grade (opt)	14.74	15.07	17.51	17.51	17.51	17.51	17.51	17.51	16.74
Cu grade (%)	0.35	0.36	0.59	0.59	0.59	0.59	0.59	0.59	0.52
Ag ounces	2,211,000	2,486,550	2,191,972	2,191,972	2,191,954	2,191,954	2,191,954	2,191,954	1,784,931
Cu Tons	525	594	739	739	739	739	739	739	5550

Ag/Pb tons Ore	50,000	42,000	76,267	76,267	76,267	76,267	76,266	76,266	549,600
Ag grade (opt)	7.74	7.74	7.31	7.31	7.31	7.31	7.31	7.31	7.38
Pb grade (%)	7.32	8.47	7.77	7.77	7.77	7.77	7.77	7.77	7.79
Ag Ounces	387,000	325,080	557,512	557,512	557,512	557,512	557,504	557,504	4,057,136

CAM  113116
Galena Mine Technical Report
14 April 2011

US Silver’s underground exploration and development program is designed to systematically upgrade resources to reserves as well as to discover new resources.  It is the nature of deep, narrow vein mining to carry a relatively short reserve life and to continually develop new reserves.  The production schedule presented in Table 1-4 is one possible way in which the current ore reserve could be mined over the next eight years.  These plans are continually revised as conditions, including metals prices, change and as new ore is discovered and developed.

The Galena mine operation has historically produced a silver-copper flotation concentrate from tetrahedrite ore, as well as a silver-lead concentrate from galena ore. Until late 2007 the mine had not produced silver-lead concentrate for several years. In September 2007 the 800 ton-per-day Coeur mill was restarted to process silver-lead ore from the Galena Mine.  The main Galena mill 600 ton-per-day circuit treats silver-copper ores, while the Galena 300 ton-per-day circuit is currently idle, but could be used for either silver-copper ore or silver-lead ore.

Copper-silver concentrates are processed by Xstrata in Quebec, while silver-lead concentrates are processed at the Teck-Cominco smelter at Trail, British Columbia. Smelting contracts are typical for the North American mining industry.

Standard cash-flow calculations were run on this mine plan, using Base Case prices of $16.00 per ounce silver, $2.90 per pound for copper, and $0.90 per pound for lead.  These prices are slightly below the 3-year historical averages.  In addition, operating costs and metals grades were raised and lowered by 10 percent to indicate their effect on the cash flow.

The NPV (Net Present Value) for the Base Case is US$48,648,699 cash flow, discounted at 8%.  The payback period is less than 2 years for the base case and slightly greater than 3 years when all metal grades, or all metal prices, are reduced by 10%.

CAM  113116
Galena Mine Technical Report
14 April 2011

1.8	Conclusions and Recommendations

U.S. Silver are well along in a program of upgrading the quality of data capture, resource/reserve estimation, and mine planning at the Galena Project, which is a continuing, profitable operation. CAM concludes that the mineral resources and reserve estimates for the Galena Project conform to NI-43-101 norms.

During 2010, the following steps were taken to refine several of the inputs to mineral estimation:
•	The tonnage factors (bulk densities) used to estimate tonnages were replaced with new measurements on core and hand specimens.
•	The accuracy of assays at American Analytical Services has shown some improvement, and the lab has become ISO-certified.
•
The mine staff have designed a new method of calculating dilution for reserve estimation, which reflects the actual mining experience during the past few years. The reserves are fully diluted, in accordance with CIM definitions.

•
A first approximation has been made of a reconciliation between reserve/resource tonnages and grades, and ore delivered to the two mills. Due to the complexity of the vein system, and operational constraints, the reconciliation did not close precisely, but it is expected that with the new mineral-accounting procedures fully in place, the reconciliation will be much closer in future quarters and years.

CAM recommends the following actions during 2011, with respect to mineral resource and reserve estimation, and mine planning:
•
The new system of collecting density (tonnage-factor) data should continue, with the addition of metal assays for samples in the density database. The objective is find correlations between density and metals assays, especially Cu and Pb.

•
As detailed in Section 21 of this Technical Report, close attention should be paid to the continuing performance of AAS with respect to the commercial ore standards. Blanks samples should be analyzed for silver at the ppm level by ICP, as well as by fire assay, and another referee laboratory should be used in addition to ACT Labs, to resolve the source of bias in check assays.

•
The reconciliation of resource/reserve blocks to mill feed should be extended to account for ore tons, and for silver, copper, and lead metal. Ideally this should be compiled on a quarterly and annual basis, and ideally with closures of less than 10%.

•
The exploration and development program in the mine should be continued, to systematically discover and upgrade resources to replace mined reserves.  2011exploration program budget is for 65,000 feet of underground diamond drilling.  Exploration and development should focus on silver-copper ore rather than silver-lead ore, as the silver-copper ores are more valuable on a per-ton basis.

CAM  113116
Galena Mine Technical Report
14 April 2011

•
The exploration and development program in the mine should be continued, to systematically discover and upgrade resources to replace mined reserves.  Additional capital needs to be expended on underground exploration and development to assure sufficient working places in the mine to allow the budgeted tonnage projections to be met.  US Silver's 2011exploration program budget is for 65,000 feet of underground diamond drilling.  Exploration should focus on silver-copper ore rather than silver-lead ore, as the silver-copper ores are more valuable on a per-ton basis.

•	The above recommendations can readily be accommodated within the capital and operating budgets for mine operations during 2011.

CAM  113116
Galena Mine Technical Report
14 April 2011

2.0           INTRODUCTION AND TERMS OF REFERENCE

This technical report (the “Technical Report”), conforming to Canadian National Instrument 43-101 (“NI 43-101”),  was prepared by Chlumsky, Armbrust and Meyer, LLC (herein "CAM") for U.S. Silver Corporation (US Silver), a public company in Canada.  The report describes the updated mineral reserve and resources estimate for the operating Galena Project, effective as of December 31, 2010.

During 2010, US Silver significantly modified and upgraded their practices relating to mineral estimation and reporting, as described herein. The changes include new determinations of mineral tonnage factors, reporting of fully-diluted reserves based on actual results of the past several years of operation by the current management, and an initial reconciliation of reserve-resource estimates to ore delivered to the mills. All of these calculations are very complex, due to the presence of scores of veins, of dissimilar types, at the Galena Project.  In addition, the independent laboratory used for routine assaying became ISO certified during 2010.

Fred Barnard, California Professional Geologist, and Steve Milne, Professional Engineer in Colorado, prepared the report.  As defined by NI 43-101, both are as Qualified Persons by reason of their education, professional affiliation, and relevant work experience, and both are independent of U.S. Silver.  Dr.  Barnard prepared Sections 2 to 16, 18, 22, and portions of Sections 1, 20, 21, and 23, and Steve Milne, P.E., prepared Sections 17, 19, and portions of Sections 1, 20, 21 and 23.

U.S. Silver Corporation, a Canadian company, owns 100 percent of United States Silver, Inc. a Delaware corporation, which in turn owns 100 percent of U.S Silver-Idaho, an Idaho corporation which owns the subject properties.  In this report, "US Silver" may refer to any or all of the three mentioned companies.

All references to dollars ($) in this report are in U.S. dollars.  The mine operations are conducted exclusively in Imperial units.  This report exclusively refers to Imperial units for distances, areas, volumes, and masses, expressed in inches, feet, miles, acres, pounds and short tons of 2000 pounds, unless otherwise indicated.  Ounces refer to troy ounces.

Information in this report is derived from:
•	The visits of the two authors to the Galena property on17 March, 2011, 25 and 26 February, 2010, and 26 and 27 July, 2006.
•	CAM's previous (2006 and 2010) Technical Reports on the Galena Mine.
•	Technical Reports by US Silver disclosing mineral resources and reserves in 2007, 2008, and 2009.

CAM  113116
Galena Mine Technical Report
14 April 2011

•	Drillhole and underground sample databases compiled by US Silver technical staff and their predecessors.
•	Other information gathered by CAM, or by US Silver and transmitted to CAM.

2.1	Data Gathering and Site Visit

The authors of this report, Messrs. Barnard and Milne, visited the American Analytical Services laboratory on 16 March, and the Galena project on 17 and 18 March.  On a previous visit in February 2010, they had both visited underground operations on Levels 2400 where various silver-lead and silver-copper veins were exposed in mining faces, including the 114 Vein, 146 Vein, 148 Vein, 173 Vein, 175 Vein, and 177 Vein on the 2400 Level, and the Silver Vein on the 4,000 Level.  In addition, Mr. Milne visited the mills and flotation plants at both the Galena and Coeur mines.  The underground and mill visits were not repeated in 2010, as there had been no fundamental changes in operating methods.

During the visit, the authors interviewed Mr. Thomas Parker (CEO of US Silver), Mr. Dan Hussey (Manager of Exploration), Mr. Greg Nickel (Chief Mine Geologist), Mr. Jeff  Moe (Mine Geologist), Mr. Corey Millard (Environmental Superintendent), and Ms. Cheri Bayer (Accounting Supervisor).  At the American Analytical Services laboratory, we interviewed Ms. Beth Lakin, Quality Manager.

2.2	Units and Abbreviations

All common measurements in this report are given in Imperial units.  All tonnages are short tons of 2,000 pounds.  Precious metal values are in troy ounces or troy ounces per short ton.  Dollars are U.S. dollars.

The following abbreviations used in this report are shown in Table 2-1.

Table 2-1 Abbreviations used in this report
Abbreviation	Unit or Term	Abbreviation	Unit or Term
AAS	American Analytical Services	ounce	troy ounce
AA	atomic absorption analytical method	oz	troy ounce
Ag	Silver	QA	quality assurance
BLM	U.S. Bureau of Land Management	QC	quality control
Cu	Copper	Pb	lead
Ft	Feet	ton	short or Imperial ton
Lb	Pound	tpd	short tons per day
NSR	Net Smelter Return	Zn	zinc
opt	troy ounce per short ton	$	U.S. dollar

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3.0           RELIANCE ON OTHER EXPERTS

US Silver has warranted to CAM certain information about environmental permitting, bonding, and reclamation, as verified by CAM and discussed in Section 19.  US Silver also warranted US Silver’s control of property rights discussed in Section 4, which were confirmed by a letter from a law firm, as described in Section 4.2 of this report.

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4.0           PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

US Silver’s property is located in the eastern part of the Coeur d’Alene Mining district, one of the preeminent silver, lead and zinc producing areas in the world, near the base of the panhandle of northern Idaho.  Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east.  The Galena Shaft, near the center of the property, is in Section 29, Township 48 North, Range 4 East, Boise Baseline and Meridian.  The Galena Shaft lies at 47.48 degrees N latitude and 115.97 W longitude.  The collar of the shaft is at an elevation of 3,042 feet above mean sea level.  The property lies entirely within Shoshone County, Idaho.

Figure 4-1
Location of Galena Mine Project in North Idaho

4.2	Ownership

United States Silver purchased the Galena mine property on June 1, 2006 from Coeur d’Alene Mines Corporation (“Coeur”).  The property includes the Galena mine, the Coeur mine, the Caladay property and leases on numerous other contiguous properties for a total of 10,931 acres (collectively the “Properties”).  There are currently no underlying royalties to be paid on current production areas.  The Galena mine property was formerly known as Coeur Silver Valley under Coeur’s ownership. Figure 4-2 outlines the current ownership structure of the Properties:

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Figure 4-2
Ownership Structure

The parcel ownerships described in Section 4.4 were confirmed in a letter, dated 24 March, 2011, to CAM from Jeanine Feriancek of Holland & Hart LLP, a law firm based in Denver, Colorado. The various property-type titles were verified by Holland & Hart at dates between 29 September 2010, and 24 March 2011.  US Silver’s Environmental Superintendant Corey Millard verified on 17 March 2011 that there had been no recent changes in mineral title.

4.3	Property Description

The property covers 10,931 acres over an area about 9 miles long east to west and 2 to 3 miles wide.  US Silver’s property contains two mines and one exploration shaft.  The operating Galena mine is located near the center of the property position, the Coeur mine which is on care and maintenance is about 1.5 miles northwest of the Galena shaft and the Caladay exploration shaft approximately 1.5 miles southeast of the Galena shaft.

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Since 1953, the Galena and Coeur mines have combined to produce about 220 million ounces of silver, 161 million pounds of copper and 28 million pounds of lead from 10.6 million tons of combined silver-copper and silver-lead ore.  More than two-thirds of the total has come from the Galena mine. Silver-copper ore grade has averaged 20.8 ounces of silver per ton and 0.76 percent copper.

The Galena mine is an operating mine and utilizes the 5,825 foot deep #3 Shaft and the Galena shaft.  Both shafts access the deepest level of the mine, the 5500 level.  An 800-foot section of the Galena shaft support, from above the 2400 level to the 3200 level, collapsed in about 2000.  The shaft was repaired during 2008-2010, with installation of a 12 foot-diameter concrete liner.  In early 2010, the shaft became operational from the collar to the 5500 level. The Galena shaft is now the designated secondary escapeway for the mine operation.  The Galena mine also has an operating 800 tpd flotation mill, maintenance shop, carpenters shop, office, and dry facilities.

The Coeur mine is currently on care and maintenance.  This mine is serviced by an operational three compartment shaft with a double drum hoist that goes to 4,100 feet below the surface.  The Coeur mine and Galena mine are connected underground by a track haulage drift on the Galena 3700 level (same as the 3400 level in the Coeur Mine).  The Coeur mine shaft serves as an exhaust ventilation shaft for the Galena mine.  The Coeur mine also has an operational 500 ton per day flotation mill, maintenance shop, office, and dry facility.

The Caladay exploration shaft is serviced by a double drum hoist that goes 5,100 feet below the surface.  The Caladay shaft is connected to the Galena mine workings on the 4900 level of the Galena mine.  The Caladay surface facilities include a maintenance shop, warehouses, and office.  The Caladay is also an exhaust shaft for the Galena mine.

4.4	Property Parcels

US Silver’s land position is a combination of patented, unpatented and fee lands that are both owned by US Silver and leased (Table 4-1 and Figure 4-2).  The claims have been legally surveyed and are in good standing with US Bureau of Land Management. US Silver owns 1,061 acres of fee ground, 146 patented claims for 2,250 acres, and 178 unpatented claims for 2,820 acres.  Annual filing fees for the US Silver owned claims totals $24,920.  US Silver leases 239 unpatented claims for 4,780 acres and 1 patented claim for 20 acres.  The leases were initiated in 1996 through 1998 and are all 20 year leases.  Monthly lease fees total $5,350 and annual BLM filing fees for leased claims totals $33,460.  No back clauses are in any leases.  Net smelter return royalties after all exploration, development and mining costs have been recovered exist on some leased claims but no production prior to 2009 has been realized on any of the leased claims.

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Table 4-1 US Silver Land Position
Category	Acres
Owned or Controlled Land
Fee land	1,061
Patented mining claims	2,250
Unpatented mining claims	2,820
Subtotal	6,131
Leased Lands
Patented mining claims	20
Unpatented mining claims	4,780
Subtotal	4,800
TOTAL ALL LANDS	10,931

Since acquiring the core land package from Coeur d’Alene Mines, U.S. Silver has acquired three other past producing mines in the district.  Two of these properties are held by lease agreements and one property was purchased.  These properties consist of patented and unpatented claims.  None of these properties are contiguous with the core land package.  These properties are considered exploration projects at this time and none are currently producing.  There are no plans to put them into production in the near future.  In addition, U.S. Silver has staked about 300 unpatented claims in the district since acquiring the Galena mine.

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I-90
N
OSBURN
Coeur Shaft
Tailings Pond
Galena Shaft
Waste Dump
I-90
#3 Shaft
WALLACE
Caladay Shaft
British Columbia
Alberta
Coeur d'Alene
GALENA
Washington
Montana
Oregon
IDAHO
Boise
Owned
Fee
Patented
Unpatented
Leased
Patented
Unpatented
Mineralization
0
1
MILE (APPROX.)

Figure 4-3
U.S. Silver Property Position, Galena Project

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5.0           ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

US Silver’s land position lies immediately south of I-90, between the cities of Wallace, Idaho and Osburn, Idaho.  Wallace is about 2 miles east of the Galena mine and the city of Kellogg, Idaho is about 10 miles west of the Galena mine.

All the centers of population and US Silver’s property are accessible by main highways, hard surfaced roads or well-graded gravel roads.  Many miles of U.S. Forest Service and private logging roads allow access to most areas of the property.

5.2	Climate

The climate of the Coeur d’Alene district is strongly seasonal and typical of the climate of the western slope of the Northern Rocky Mountains.  Precipitation ranges between 30 and 40 inches a year and is considered a net precipitation area; the largest amount falls as snow during the winter months.  Rains are abundant in the early fall and spring.  Warm sunny weather generally prevails from mid-June through August, although some thunder-showers occur.  October and November are usually clear and cool following a mid-or late-September rainy period.  Daytime temperatures in the summer are usually moderate but there are occasional short periods ranging between 90 and 100°F and temperatures in July average 86°F.  Winter temperatures are generally well below freezing and below-zero temperatures have occurred.  January average temperature is 22°F.  Snowfall is heavy in the area and averages 49 inches.  In the lower valleys toward the west end of the area, the snow may not persist through the winter but may melt away between storms; however, at higher elevations snow persists as a cover several feet thick from late fall to later spring.  Snow drifts accumulate on the lee side of the high ridges, in deep swales, in densely wooded areas, and in areas protected from the sun and remain there through July or even mid-August.

5.3	Infrastructure

The Galena Mine is located in the Coeur d’Alene Mining District which is commonly called the Silver Valley.  Mining activity in the Silver Valley has been ongoing for 145 years and total historical production ranks the Silver Valley as one of the world’s most prodigious silver producing districts.

US Silver has established necessary sources of roads, water, power, waste disposal and tailings storage for current and planned operations.  Personnel are sourced from nearby population centers.  US Silver has established necessary processing facilities and holds sufficient surface rights to conduct operations.

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Water is taken from wells and from a flume sourced in Lake Creek.  Electrical power is obtained from the Bonneville Power Administration grid.  Piped natural gas is available on the property.

5.4	Physiography

The Galena Mine is located within the Lake Creek drainage.  The Coeur Mine is located on the upper reach of Shields Gulch approximately two miles east of Osburn, Idaho and four miles from Wallace.  The Caladay Mine is situated within Daly Gulch just outside Wallace, approximately one mile east of the Galena Mine.  All three mines are connected by underground workings.

The Coeur d’Alene district lies within what is generally called the Bitterroot Mountains, a part of the Northern Rocky Mountains.  At this latitude the Rocky Mountains encompass the panhandle of northern Idaho and much of western Montana, and consist of an area of poorly defined mountain ranges that are rugged and deeply dissected.  In the western part they are generally separated by major drainage channels that are usually narrow floored, and in the eastern part they are north-trending elongate ranges separated by intermountain basins.

The Coeur d’Alene district lies adjacent to the South Fork of the Coeur d’Alene River.  The river and its numerous tributaries drain most of the district.  The Caladay Mine area is drained by Daly Creek; Galena Mine area by Lake Creek; and the Coeur Mine is located up Shields Gulch.

The area is one of high relief and generally rugged terrain.  Ridge slopes are consistently steep; many are inclined at angles of about 30 percent or greater.  Valley flats are restricted to the main stream and the lower reaches of some major tributaries; in only a few places do the flats exceed half a mile in width.  The ridge crests are usually narrow and are similar altitudes for long distances.  The ridge crests and peaks range in altitude from 6,000 to 7,000 feet.  Thus the maximum relief between valley floors and adjacent ridge crests and peaks ranges from 3,000 to 4,000 feet.

Vegetation is abundant, although local differences in environment both natural and man-made effect a pronounced change in type and amount of plant cover from place to place.  Only a few small areas of the original coniferous forest that once covered the district remain.  The great forest fire of 1910 swept through the district and impacted much of the forest cover.  Only local patches of vegetation such as timber stands in deep ravines remained after the fire.  Stands of second growth and brush have replaced much of the burned-over areas.  Conifers found in the area are pine, fir, hemlock, larch, cedar, and spruce.  Douglas fir is the most common tree in the district.

Deciduous trees, mainly species of willow, alder, and black cottonwood, are restricted principally to the valley flats and perennial stream courses, although some willow and alder grow in thickets on ridge slopes where the moisture content of the soil is sufficient to nourish them.  Some aspen flourish on high, open slopes.

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A large variety of brushy plants and other ground cover are distributed unevenly over the district and their abundance ranges from sparse growth on the drier slopes of thin soil cover to dense thickets in moist swales.

Various grasses thrive in open areas and the more open pine forests.  Bear grass is the most conspicuous growth on many open slopes and meadows in the highest terrain.

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6.0           HISTORY

The Galena and Coeur Mines are situated in the center of the Coeur d’Alene Mining District of North Idaho.  Placer gold was first discovered in the district in 1858.  By 1860, the gold rush prospectors had also discovered the silver-lead veins in the district.

US Silver owns and operates the Galena mine and mill, and owns the Coeur mine and mill, and the Caladay exploration property.  The Galena mine project was purchase from Coeur d’Alene Mines in June 2006.  The history of each property is described below.

6.1	Galena Mine History

The Galena mine has a long history dating back to 1887, but the modern history and mining commenced in 1947 under the management of ASARCO.  Since 1953 the Galena mine has primarily mined silver-copper ore with minor production of silver-lead ore.  Total production since 1953 is over 172 million ounces of silver, 121.1 million pounds of copper and 28.4 million pounds of lead from 7.8 million tons of ore.  Average grade of the silver-copper ore was 22.1 ounces per ton of silver and 0.82 percent copper.  Average grade of the silver-lead ore was 8.2 ounces silver and 8.8 percent lead per ton of ore.

The Galena mine began with Killbuck Mining Co. in 1887.  The property had six tunnels on the west side of Lake Gulch.  The Number 1 tunnel was the upper most.  The Number 2 tunnel was 46 feet below the Number 1 and a winze was sunk on a 2-foot wide vein down about 45 feet.  The Number 3 tunnel is 80 feet below the Number 2 tunnel and some stoping was done.  The Number 4 tunnel is 120 feet below the Number 3 tunnel.  The adit to the Number 5 tunnel was near the new Galena boarding house.

The Tin Cup Group consisted of about 9 claims and six tunnels.  The upper tunnels were opened in the early 1890's.  Ore shipments are reported in May to July 1893.  The Number 6 tunnel was started in February 1907.  The vein in the upper three tunnels is different from the vein in tunnels 4 and 5.  The vein was reported as being a quartz-siderite vein about 5 feet wide, dipping 78 degrees to the south, and striking east west.  Minor stoping was done in the first 5 tunnels with a winze in the Number 2 tunnel and the Number 4 tunnel.

In 1917 the Chicago-Boston Company owned claims on the east side of Lake Gulch named Keystone (patented), Killbuck Two, Essie, Tea Cup, Adit, Lee (patented), Tin Cup, Dipper, Dike, and Butte Fraction.  The Chicago-Boston Company was mining toward the old Tin Cup workings from the No.6 tunnel of the Tin Cup workings.  This tunnel was situated on the east side of Lake Gulch across from the Killbuck workings.  In the spring of 1916, an excessive runoff caused the Hercules flume above the Number 6 tunnel to break.  Overburden was washed away exposing a silver-lead vein running east-west and just north of the adit of the Number 6 tunnel.  A drift was driven to the north from the main haulage tunnel at about 50 feet from the portal exposing the vein.  Eventually a second adit was started from the surface, just north of the Number 6 tunnel.  In excavating for an old blacksmith shop, which lies between the two adits, a vein was exposed.  In the fall of 1917 the property was leased to Eugene R. Day & Assoc.  A shaft was sunk 220 feet down near the east end line of the Killbuck claim.  Two levels were developed off the shaft, the 100 level and the 200 level.  The vein on the 100 level averaged 4.6 feet wide with a grade of 4.0 opt silver and 6.12 percent lead.  The vein on the 200 level averaged 5.5 feet wide with a grade of 2.9 opt silver and 4.14 percent lead.  When the lease was up, it was not renewed.  Eventually, the Chicago-Boston Co. and the Killbuck Mining Co. were consolidated, along with a few additional claims, into the Galena Mining Co.

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1905 - AS&R buys a controlling interest in Federal Mining and Smelting.

1917-1918 - Callahan secured an option of about 1,200,000 shares of the Chicago- Boston, their option being for one year.  Also they secured an option on the Killbuck Mining Co.

1920 - Callahan acquired 51 percent of Chicago-Boston Mining Co. and 80 percent of Killbuck Mining Co.

1921 - Galena Mining Co. exchanged on a share-for-share basis for Chicago-Boston and Killbuck Mining stock.  Callahan obtained 62 percent of the outstanding Galena stock.

1922 - Callahan acquired all of the properties of the Galena Mining Co.

1923 - Late this year Callahan acquired 8 patented claims and 80 acres of patented homestead land of the Coeur d' Alene Vulcan Mining Co.  The Galena shaft was deepened to the 600 level.  The average mill grade was 3.8 percent lead and 3.9 opt silver.

1924 - A Winze was started about 1000 feet east of the Galena shaft and sunk to the 800 level.

1925 - The Galena property consisted of 84 claims comprising about 1,458 acres.  The Winze was deepened to the 1400 level.

1926 - The Galena property consisted of 91 claims and about 1,533 acres.  The average mill grade was 5.4 percent lead and 3.9 opt silver.  The Galena mill was built.

1927 - The Galena property consisted of 96 claims and about 1,610 acres.  The Galena shaft was sunk 800 feet more.  The mill grade averaged 5.55 percent lead and 4.16 opt silver.

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1928 - The Galena property consisted of 98 claims and about 1,620 acres.  Mining and milling was discontinued in October.  The annual grade averaged only 5.45 percent lead and 4.02 opt silver.  Concentrates shipped averaged 53.3 percent lead and 39.9 opt silver.  A diamond drill was set up on the 600 level about 1,880 feet east of the Galena shaft and drilled south.  A vein was crossed at about 275 feet out.  A crosscut was started and intercepted an 8 foot wide vein.  The vein averaged 9.4 percent lead and 6.3 opt silver.  This vein was labeled the South Vein or the Parallel Vein.

1929 - A raise was started on the east end of the 600 level and was up 540 feet.  The top of the raise was about 400 feet from the east end of the No.6 tunnel level.

1930 - The Galena property consisted of 99 claims and about 1,620 acres.  The Galena mine extracted a total of 112,988 tons from the Galena vein.  It also extracted a total of 22,193 tons from the Parallel vein.  The overall average mill grade was 5.2 percent lead and 4.0 opt silver.

1931 - Early in the year all mining and milling at the Galena was terminated, due to low metal prices for lead and silver during the Depression.  Development work was terminated in late July except diamond drilling.  Concentrates prior to the shutdown averaged 53 percent lead and 55 opt silver.

1936 - Dewatering began in the Galena shaft to the 600 level.  Callahan Zinc-Lead Co. was reorganized.

1937 - Development and diamond drilling was started.  The Vulcan tunnel was reopened.

1938 - All work on the Argentine property was terminated.

1939 - The mill was reopened by a lease from Silver Dollar Co. to treat silver.

1940 - The mill was leased to Zanetti Brothers who operated on leasers ore from the Callahan Zinc-Lead mining Companies mine up Nine-mile plus other leases.

1941 - Zanetti Brothers purchased the Galena mill.

1946 - Galena shaft was down to just below the 800 level.

1947 - Callahan Zinc-Lead Mining Co. deeded a two thirds interest in its Galena Mine property to a subsidiary company called the Vulcan Silver-Lead Corp.

1947 - Vulcan Silver-Lead Corp. leased the property to AS&R (future ASARCO) for 60 years.

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1950 - During the mid 50's, Federal Mining & Smelting merged with AS&R.

1951 - Callahan Zinc-Lead Mining Co. owns 63 percent interest in the Vulcan Silver-Lead Corp.  At the 2930 level (3000 level) of the Galena shaft, a mineralized zone was entered adjacent to the shaft and was termed the Vulcan vein.  The average grade was 6.9 percent lead, 3.2 opt silver, and 1.6 percent zinc across an average width of 6.2 feet.  Federal Mining and Smelting Co. was contemplating an option of 15 percent interest in the AS&R lease.

1953 - The Callahan Winze was dewatered from the 600 level to the 1600 level in hopes of using the winze as a manway.  In February, the tetrahedrite-bearing Silver vein was cut on the 3000 level.  A raise was started on the vein to the 2800 level.  At this time Federal Mining and Smelting Co. had a 15 percent interest and Day Mines had a 25 percent interest.  The Zanetti mill had a capacity of 135 to 150 tons per day.

1954 - The Galena mill, which had been owned and operated by Zanetti Brothers, was deeded over to ASARCO in April.

1955 - Callahan Zinc-Lead Mining Co. owns 86 percent of the Vulcan Extension.  The Galena mine was put on an operating basis.

1958 - Callahan merged with Vulcan Silver-Lead Corp.  The Vulcan Silver-Lead Corp was originally formed in 1946 by Callahan to take over a major portion of Callahan's old Galena mine.

1992 - In June of this year the Galena closed and was put on standby due to the price of silver, $3.62 per ounce.

1995 - ASARCO and Coeur d' Alene Mines became joint owners of the Galena and Coeur Mines.  A new company called Silver Valley Resources was formed.  Development work began on the lower levels.

1997 - In July of this year the Galena Mine resumed production, and the Coeur mine shut down.

1999 - In October of this year, Coeur d' Alene Mines became 100 percent owners of the Galena mine, and the name of the company changed to Coeur Silver Valley.

2006 – In June 2006, United States Silver acquired the Galena Mine, the Coeur Mine, the Caladay exploration property, and the adjoining properties, all totaling 10,931 acres.  Production of silver-copper ores continued.

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2007 - Production of silver-lead ore resumed at Galena, in addition to silver-copper ore.  Lead-silver ores were milled at the refurbished Coeur mill.

2007-2009 - Various modifications were made to the milling practices, as described in Section 19.5.  Exploration and production of both silver-copper and lead-ores continued.

2008-2010 - The Galena Shaft was repaired and was placed in service in early 2010, giving access from surface to the 5,500-foot level.

6.2	Coeur Mine History

The Coeur Mine shaft was initiated in 1963.  The mine produced continuously from 1976 through 1991, and again from 1996 through 1997.  The total production was 39 million ounces of silver and 33 million pounds of copper from 2.4 million tons of ore.  Average ore grades were 16.0 ounces per ton silver and 0.67 percent copper.  The mine has been on care and maintenance since 1997.  During the second quarter of 2007 work was begun to rehabilitate the Coeur mine 3400 level and later the Coeur Shaft.  The Coeur mill was re-started in September 2007 to process silver-lead ore from the Galena mine.  By early 2008 silver-lead ore was being trammed from the Galena mine 3700 level to the Coeur Shaft (Coeur 3400 level) and was being hoisted up the Coeur for processing at the Coeur mill.  Mineral resources are tabulated at the Coeur mine, but no reserves, as the mine is not currently habilitated, although underground exploration and mining could resume at the Coeur sometime in the future.

6.3	Caladay Property History

The Caladay property began in the mid-1960’s as a joint venture between Callahan Mining, ASARCO and Day Mines.  The joint venture sank a 5,100 foot shaft during the early 1980’s on the east end of the Coeur d’Alene Silver Belt.  From the 4900 level of the Caladay shaft an exploration drift was run east and west.  The western drift intersected the Galena Mine’s 4900 level.

Diamond drilling was conducted in the late 1980’s and a silver-lead deposit was located.  Callahan calculated a mineral inventory in the late 1980’s, based on 71,000 feet of drilling, of 833,000 tons of silver-lead ore at an average grade of 5.96 opt Ag, and 5.76  percent lead for 4,965,000 ounces of silver and 48,000 tons of lead.  The silver-copper mineralization amounted to 186,000 tons at an average grade of 13.12 opt Ag, and 0.16 percent copper for 2,436,000 ounces of silver and 297 tons of copper.

No NI 43-101-compliant resource or reserve study has been completed for the Caladay mineralization.  It should be noted that the preceding estimates are historical in nature and as such are based on prior data and reports prepared by previous operators.  The historical estimates should not be relied upon and there can be no assurance that any of the historical resources, in whole or in part, will ever become economically viable.  U. S. Silver does not include any Caladay material in the measured, indicated or inferred resource disclosed in this Technical Report.

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The joint venture was bought out by Coeur d'Alene Mines Corp in the 1980’s.  Since then no active exploration has been conducted at the Caladay mine and no reserves or resources are reported for the Caladay property by U.S. Silver.  The Caladay shaft and workings are currently used as a ventilation exhaust way.  The hoist is in operable condition and the property is maintained.  US Silver is currently evaluating the existing exploration data.

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7.0           GEOLOGICAL SETTING

The Coeur d’Alene district lies within the west-central part of this area within a regional tectonic lineament known as the Lewis and Clark line that extends N 070 W from Missoula, Montana to Coeur d’Alene, Idaho.  Diverse, recurrent tectonism within the Lewis and Clark line is believed to be primarily responsible for the project geologic structures that characterize the district.

7.1	Regional Geology

The Galena mine project and the Coeur d’Alene district are hosted almost entirely within rocks of the Belt Supergroup, a sequence of sedimentary rocks of Middle Proterozoic Age, deposited 1.47 to 1.40 billion years ago, occurring primarily in western Montana, Idaho, and southeastern British Columbia.  The sequence totals at least 21,000 feet in thickness in the Coeur d’Alene district.

Rocks of the Belt Supergroup are clastic sediments, with a minor component of chemical and algal dolomites.  The clastic facies are dominantly clean to argillic quartzites and quartzose siltites, and argillites.  These units are variously colored white, grey, purple, and black, with good lateral persistence.

The Belt Supergroup is regionally subdivided into four units, from youngest to oldest as shown in Table 7-1.

Table 7-1 Stratigraphy of the Belt Supergroup in North Idaho
Group	Formation	Lithology	Importance to Galena mine project
MISSOULA	various	quartzite, siltstone,	not present on US Silver property
Argillite
PIEGAN	Wallace	quartzite, argillite,	minor ore in old, shallow workings
minor carbonates
	St. Regis	siltite-argillite	minor ore in old, shallow workings
	Revett	quartzite and	most of Galena mine project ore
RAVALLI	Burke	siltite-argillite	occurs in Revett
		siltite with quartzite	none at Galena
in upper part
Pre-RAVALLI or	Prichard	argillite, slate, and	not present on US Silver property
Lower Belt		greywacke-quartzite

Belt strata have been subdivided into a number of widely mapable formations, each several hundred to thousands of feet thick.  Nomenclature used to define these formations has changed slightly over the past 30 years.  Descriptions of formations as redefined by Harrison and others (1986) are given as follows from oldest to youngest.

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Burke Formation:  The predominant rock type is thinly layered siltite.  Vitreous and sericitic quartzites in the upper part of the formation host important ore bodies, but none have been mined in many years, and exploration of this rock type has been minimal.

Revett Formation:  The Revett Formation is the most important host formation for ore in the district; 75 percent of ore production to date has come from the Revett, primarily from the upper members.  Overall, the Revett Formation is composed of roughly equal proportions of siltite-argillite, sericitic quartzite, and vitreous quartzite.  Both the upper and lower Revett are characterized by hard and soft subunits of relatively uniform strata that commonly range from 15 to 60 meters thick.  Hard subunits are typically composed of vitreous quartzite and hard sericitic quartzite with thin seams of siltite-argillite.  Soft subunits contain soft sericitic quartzite and siltite-argillite.  The middle Revett is dominated by siltite-argillite.

St.  Regis Formation:  The St.  Regis Formation is most characterized by purplish siltite-argillite.  Historically, the upper portion of the upper member of the Revett Formation has locally been included as part of the St.  Regis.

Wallace Formation:  The Wallace Formation contains two distinct lithologies.  The Middle Wallace is characterized by layers of coarse-grained sericitic quartzite 5 to 20 centimeters thick separated by thinner (5 to 10 centimeters) interbeds of black argillite.  The Lower Wallace rock type typically is green argillite.

7.2	Local and Property Geology

Belt strata are composed primarily of fine-grained quartz and original clay (now metamorphosed to fine-grained white mica, or sericite).  These strata vary in several sedimentological features, including grain size, grain sorting, thickness, and bed form.  These features are reflected in variations in strength, hardness, and physical anisotropy.  Differences in mechanical properties among strata are largely dependent on highly variable proportions of fine-grained quartz and sericite.

Although the composition of these metasediments varies widely, three major rock types are generally recognized.  These rock type definitions were first applied in the district to the Revett Formation (White and Wilson, 1982) but have since been used in describing other Belt formations as well.  The rock types are; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand,  siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

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7.2.1	Vitreous Quartzite

Vitreous quartzite is a hard metasandstone with no more than 8 percent sericite.  Some sericite is present at some grain boundaries but not enough to interfere materially with the fusing of quartz grains into a hard coherent rock.  Such fusing is apparently responsible for the stiff, brittle nature of this rock type.  The brittle nature is evident in the discrete chips or splinters created when the rock is struck with a hammer.

Vitreous quartzite beds most commonly range from 0.5 to 1.0 m thick and tend to be internally uniform in appearance.  Sedimentary lamination is present within these quartzite beds, and beds sometimes separate along these laminations.  Subtle variations in appearance among individual beds are believed to result from slight differences in the amount of sericite.  The purest vitreous quartzite is nearly white and translucent.

Vitreous quartzite may be abundantly microfractured (particularly at the Lucky Friday Mine).  In addition, short, non-persistent fractures are seen locally.  These microfractures, as well as clouds of larger fractures, provide pathways for fluid flow, which is reflected in the relatively high permeability of vitreous quartzite strata compared to more sericitic strata.

7.2.2	Sericitic Quartzite

Sericitic quartzite differs from vitreous quartzite primarily in being non-glassy, noticeably softer (it can be scratched with a pointed steel) and normally darker.  These differences reflect the presence of a larger proportion of interstitial sericite (greater then about 8 percent).  The increased amount of sericite apparently limits quartz grain intergrowth, affecting both the appearance and hardness of this rock type.  The separations of grains by sericite evidently serve to buffer, but not prevent, interaction between quartz grains.  The result is a softer, weaker, but still substantial rock.

Sericite in sericitic quartzite generally displays a preferred orientation, reflecting either original sedimentary layers or metamorphic foliation, depending on structural setting and history.  The soft sericite promotes a plastic mode of deformation not available to vitreous quartzite.

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7.2.3	Siltite-Argillite

As sericite content approaches 50 percent, quartz grains are sufficiently isolated from each other so as to prevent any kind of mechanical interaction between grains.  At this point, the rock takes on the soft and weak plastic behavior that typifies siltite-argillite.  This category includes a wide range of thinly layered (millimeters to centimeters) siltite and argillite.  Argillite layers are typically interlayered with siltite layers in highly variable proportions.

7.2.4	Structure

The major regional expression of the Lewis and Clark Line in the vicinity of the Galena mine project is the N75W trending Osburn Fault, which has a right-lateral offset of several miles within the Coeur d’Alene district.  Other major northwesterly faults include the Polaris Fault, the Argentine, Silver Standard, Silver Summit, Big Creek, and Placer Creek faults, all of which are probably related to the Osburn Fault.

The principal fold at the Galena mine project is the Big Creek Anticline, the crest of which passes just south of the Galena Shaft.  The rocks are strongly folded, and generally strike northwesterly.  Bedding dips steep to the north and faults dip steep to the south (Figure 7-1).

Figure 7-1
Generalized Cross-section, Galena Mine
Looking West

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8.0           DEPOSIT TYPES

The veins of the Coeur d’Alene district were deposited during Cretaceous or early Tertiary time.  Ore forming fluids were driven by regional-scale metamorphic-hydrothermal systems associated with Cretaceous or early Tertiary deformation and plutonism that included the Idaho and Kiniksu batholiths and their precursors.  These fluids scavenged metals from the Proterozoic strata of the Belt Supergroup that may include concentrations of syngenetic silver-lead-zinc deposits, with significant cooper and gold as well (Fleck et al., 2002; Hobbs, et al., 1965).

The greater Coeur d'Alene District of Idaho has produced over a billion ounces of silver and millions of tons of lead, zinc and copper since 1880 from more than a dozen major mines and many smaller mines.  There is a significant variation from mine to mine, but in general the metals are hosted in metamorphosed Belt Supergroup, and are usually vein-like in morphology with relatively simple mineralogy, as at the Galena Project.

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9.0           MINERALIZATION

A striking feature of the Galena Project mineralization is that two entirely distinct vein types of utterly different ore mineralogy occur within the mineralized envelope. These are: 1) silver-copper veins, dominated by tetrahedrite, and 2)  silver-lead veins, dominated by galena. The two ore types require distinct milling and smelting. There are no galena-dominated veins in the Coeur Mine. As of year-end 2010, the silver-copper ores comprise 66 percent of the entire Galena Project ore reserve tons, while the silver ounces in the silver-copper ore reserve amount to 81 percent of the silver ounces in reserves.  In the Galena Mine alone, tabulated mineral resources and/or reserves occur in 114 numbered or named veins, with several more in the Coeur Mine.  During 2010, mining occurred on more than 30 veins within the Galena Mine.

As discussed below in Section 17, the Coeur Mine contains none of the mineral reserves, 28% of the Ag ounces in the measured and indicated mineral resources, and 15% of the Ag ounces in the inferred mineral resources.  There is no current mine plan for exploiting the resources in the Coeur Mine, which has been closed since 1997, although re-opening of the Coeur has been mooted, and the infrastructure is in place. Therefore, the discussion below focuses on the Galena Mine, with a very brief description of the Coeur Mine mineralization.  In both mines, workings have been below the depth of surface oxidation for several decades, and are entirely in sulfides.

9.1	Galena Mine

Mineralization at the Galena mine project is typified by structurally controlled veins that can extend for a few thousand feet of depth and hundreds of feet of strike.  The veins principally contain silver, lead, copper and zinc in relatively simple mineralogy.  Silver is the primary economic metal at the Galena mine.  Historically, the “silver-copper” veins, containing argentiferous tetrahedrite have been the focus of production at the Galena.  The silver-copper ratio averages 25 to 30 ounces per percent copper.  Typically, the silver-lead ratio of silver-lead ore at the Galena Mine is about 0.9 opt silver per percent of lead. The more important veins are shown on Figure 9-1.  Due to the complex three-dimensional arrangement of the numerous veins, a two-dimensional graphic presentation is difficult.

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Galena Mine Technical Report
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Figure 9-1
Simplified Long Section of Galena Mine with Major Orebodies, Looks Northeast

Both silver-copper and silver-lead veins have abundant siderite and lesser amounts of quartz as gangue minerals.  Silver-lead veins may or may not contain minor amounts of sphalerite.  Silver-copper veins can also contain minor chalcopyrite, pyrite, and galena as well as trace amounts of other sulfosalts.  The minerals of economic interest found in veins at the Galena mine are listed in Table 9-1.

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Galena Mine Technical Report
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Table 9-1 Minerals of Economic Interest in the Galena Mine
Mineral	Formula	Abundance
		Ag-Cu Veins	Ag-Pb Veins
Ore Minerals and Other Sulfides
GALENA	PbS	sparse	abundant
TETRAHEDRITE	(Cu,Fe,Zn,Ag)12Sb4S13	abundant	sparse
CHALCOPYRITE	CuFeS2	common	sparse
PYRITE	FeS2	common	common
SPHALERITE	ZnS	trace	sparse
ARSENOPYRITE	FeAsS	trace	trace
PYRRHOTITE	Fe1-xS2	trace	trace
Gangues
SIDERITE	FeCO3	abundant	abundant
QUARTZ	SiO2	abundant	abundant
ANKERITE-DOLOMITE	Ca(Mg,Fe)(CO3)	sparse	sparse
CALCITE	CaCO3	sparse	sparse
BARITE	BaSO4	sparse	sparse

The mineralized veins at the Galena Mine occur along four major fracture systems and three major faults.  The veins generally strike east-west and northeast-southwest, ranging in thickness from a few inches to over fifteen feet.  Grades of the silver-copper veins range from a few ounces of silver to over a thousand ounces of silver per ton, and since 1953 the ore mined have averaged over 20 ounces per ton.  Copper grades in the silver-copper ores range from tenths of a percent to over two percent and from 1953 to 2010 averaged 0.76 percent.  Grades of the year-end silver-lead reserves average approximately 13 ounces of silver per ton and 16 percent lead.

The vein fillings are a gangue of siderite with variable amounts of pyrite and quartz as blebs and stringers.  The ore bearing sulfides are predominately galena, tetrahedrite and chalcopyrite, with pyrite.

Wallrocks are not significantly mineralized except, where cut by narrow unnamed veins or stringers.

The Silver Vein at the Galena Mine is one of the widest and most productive veins in the history of the mine.  The vein cuts through quartzites and siltites of the Revett Formation for over 4,200 vertical feet with an average strike length of 1,000 feet.  It can be as narrow as 1.0 foot and as wide as 15.0 feet but typically averages about 4 feet wide.  The Silver vein consists of massive siderite with pods of quartz and chalcopyrite and scattered blebs and stringers of tetrahedrite.

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Occasionally, as in the 306 vein, the narrow, high silver grade veins will also contain small pods and stringers of galena.  The 356 vein is found within the Middle Quartzite unit of the Revett Formation and averages 2.0 feet wide.  On the lower levels of the mine the 356 vein is bounded by very hard to vitreous quartzites and exhibits high silver grades, however, when the vein is within siltites and argillites, the silver grades decrease.

The 185 vein in the Galena mine strikes east-west within a hard quartzite unit and consists of zones strongly enriched in silver bearing galena.  Common accessory minerals are pyrite, ankerite, barite, and quartz.  Only trace amounts of tetrahedrite are typically found within the zone.

The fault-bounded veins are found within three major structures that cross through the Galena mine.  These veins are the 31 vein, 72 vein bounded by the Polaris fault, the 117 vein bounded by the South Argentine fault, and the 123 vein bounded by the Argentine fault.  The wall rocks encompassing these fault-controlled “veins” vary throughout the mine from soft siltite-argillites to very hard quartzites.

The Polaris fault is a major fault and strikes west-northwest to east-southeast and cuts through the middle of the Galena mine, and south of the Coeur mine.  The Argentine and South Argentine faults are smaller east-west striking faults that lie north of the Polaris fault.

The 72 Vein is a silver enriched narrow vein bounded by the Polaris fault.  It strikes at approximately N 75degrees W and dips to the SW at -70 degrees.  The genesis of the 72 Vein ore body is hypothesized to be the result of left lateral oblique movement along the Polaris Fault that produced dilation zones in brittle quartzite units creating openings for silver concentrations from metal-rich metamorphic fluids.  The ore-bearing quartzites are bounded by more ductile siltite units that according to drill data cut off the mineralization along strike and up-dip.  At the current drill limits the 72 Vein exhibits an ore grade strike length of 1,200 feet and a down-dip length of 900 feet.  However, drill data between the 5500 and 5800 elevations reveals that the 72 Vein ore body is open down dip, showing increasing Ag grades within a thickening quartzite package.

Mineralogically the 72 Vein is composed primarily of massive siderite veins that contain variable amounts of tetrahedrite, chalcopyrite, pyrite, and galena.  These siderite veins and stringers are commonly found as brecciated angular to sub-rounded clasts set in a fault gouge matrix.  Tetrahedrite is not always visible and can show up as a ground up sulfide rich black powder.

The 117 Vein is bounded by the South Argentine fault.  It is a strong siderite vein with small tetrahedrite blebs and parallel stringers.  Hard quartzites in the hanging wall and siltites and argillites in the footwall bound the vein.  Silver bearing tetrahedrite mineralization appears to rake flatly up dip to the northwest at about 40 degrees.  The vein varies in width from 2 to 12 feet.  In certain areas of the mine the vein will pinch out and only a black mineralized fault is present.

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Galena Mine Technical Report
14 April 2011

The 123 vein is a narrow siderite vein with small parallel tetrahedrite stringers.  The vein is found within the Argentine fault, north of the Polaris fault and the 117 vein.  The hanging wall of the 123 vein is a barren soft argillite while the footwall is a mineralized siltite-quartzite.  Though the vein averages 2.0 to 4.0 feet wide, the soft argillites in the hanging wall are not competent and can cause dilution.

9.2	Coeur Mine

The Coeur Mine, northwest of the Galena Mine, contains no mineral reserves, but does have measured and indicated resources. The Coeur contains only 8.1 percent of the silver contained in the measured and indicated resources plus probable reserves on the entire US Silver property.  The Coeur Mine has been idle since 1997.  US Silver is currently studying the feasibility of reopening the Coeur Mine to develop the remaining Coeur Mine resources, and to conduct underground exploration.

The Coeur Mine mineralization generally resembles the Galena Mine, in containing a complex vein set controlled largely by the pattern of faults, and the rheology of the Revett quartzitic and argillitic units.  Mineralization at Coeur is entirely in tetrahedrite-dominated veins, with no galena-dominated veins.  Pre-1997 workings at Coeur attained a depth of 4,225 feet below surface (3900 Level), and was mostly from the 356, 400, and 483 veins.

It should be noted that the tetrahedrite of the Coeur mine has much lower silver:copper ratio than that in the Galena mine.

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10.0           EXPLORATION

Since the beginning of the Galena mine in the early 1950’s, year-end reserves have only indicated a life of mine ranging from three to nine years.  Diamond drilling combined with sound geologic interpretation and development must be ongoing to replace ore reserves as they are mined.

Diamond drilling logs completed since the early 1950’s are on file at the geology office located at the Galena mine.  Drill logs are kept as paper logs and data from the logs is also entered into an electronic database for use in Gemcom mine planning software.

Exploration diamond drilling at the Galena mine amounted to 49,374 feet completed underground during 2010 in 138 drillholes.  About 85 percent of the dill footage was for silver-copper vein targets and 15 percent of the footage was for silver-lead targets.  The company expects to complete about 65,000 feet of underground diamond drilling during 2011.

10.1	Geologic Mapping

All underground workings are routinely mapped at 1 inch = 20 feet.  Mapping is compiled on 20 scale (1:240 scale) mylar and linen plates on file in the geology office.

10.2	Chip Samples

Chip samples are taken from underground headings on a daily basis by geologists.  Samples are taken by collecting chips in a horizontal channel across the face.  Samples are collected perpendicular to the mineralized structure.  Multiple samples are taken across a face based on changes in mineralization intensity or composition.  Samples are a maximum of 5.0 feet in length.  After samples are collected, the geologists carry them to the surface where they are inventoried for transportation to the assay lab the same day.

10.3	Exploration Program

The objectives of the current exploration program at the Galena mine project are to discover new high-grade veins and ore shoots in areas that already have nearby development, explore for new large veins in unexplored or under explored areas, and to systematically replace reserves as they are mined.  At the present time the majority of the effort and budget is being put into the Galena mine.  As silver-lead ore has historically been less-emphasized by previous operators, there is very good potential to add to resources and reserves by exploring for silver-bearing galena veins.  Significant silver rich tetrahedrite veins have also been discovered in recent years.  These include the 72 vein, the 220 vein on the 4600, 4900 and 5200 levels, the 291 vein on the 5200 level and the 146, 145, and 148 veins on the 2400 level.

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11.0           DRILLING

Exploration, delineation and development drilling conducted at U.S. Silver-Idaho’s properties has been performed with diamond core drills.  For the past few years the work has been performed by a contract core drilling company, Dynamic Drilling, Inc from Osburn, Idaho.  They currently operated two Hagby Onram-1000 diamond drills underground at the Galena mine.  U.S. Silver also operates a small diameter Bazooka drill for delineation drilling.  More than 2,100 core holes have been drilled from underground at the Coeur, Galena and Caladay mines.

Core diameters range from 1.062 inches to 1.875 inches.  As core is removed from the hole it is placed in wooden boxes for transport to the surface logging facility.  All core is logged by geologists and data is recorded on hard copy forms.  Prior to 2000, most core was sampled by splitting with a mechanical splitter and then the entire hole was usually skeletonized at a ratio of retaining 20 percent and throwing away 80 percent.  The skeletonized core is stored in various facilities off the mine site.

Since 2000, all core has been digitally photographed and images are downloaded onto US Silver’s database.  Sampling is either done by sawing or splitting the core in half with one half retained and one half sent for analysis.  Sometimes the entire core is sent for analysis, with all sample pulps being saved.  Boxes containing split core are saved and the remaining core (after logging) is disposed of.

Core recovery is generally very good, exceeding 90 percent.  Core recovery can be difficult in certain faulted or sheared areas.  When a sheared zone is expected, the diamond drillers will change from wireline tools to conventional tools.  This will usually improve core recovery.

All drillhole and sample information is stored on an ACCESS database for reporting purposes and on a Gemcom database for three dimensional evaluation and resource modeling.  When drillhole samples are used for polygonal or accumulation methods of resource modeling, they are calculated back to true horizontal thickness.  Diamond drillholes are designed to intersect mineralization as close to perpendicular as possible.  Down-hole directional surveys are conducted, since hole deviation is quite common.  A Reflex EZ-AQ electronic multi-shot downhole survey instrument is used for deviation surveys.

U. S. Silver plans to complete about 65,000 feet of underground diamond drilling during 2011.  This will be done with two Hagby Onram 1000 drills.  One drill will be operating one shift per day, five days per week through-out the year, and the other one will be operating two shifts per day.   In addition, the Bazooka drill will operate one shift per day, five days per week.

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Galena Mine Technical Report
14 April 2011

The 2010 exploration program resulted in new reserve additions in excess of the reserves mined during the year. Selected 2010 exploration intercepts were reported by U.S. Silver in news releases dated 26 May and 19 October, 2010, and 4 March 2011.  The intercepts below in Table 11-1 (selected from the 4 March 2011 news release) demonstrate that the 2010 exploration program was very successful in discovering significant mineralization in the Galena Mine, in newly-discovered veins as well as in extensions of known veins.  Both silver-copper and silver-lead mineralization were encountered.  Additional significant intercepts are detailed in the other U.S. Silver news releases.

Table 11-1 Results of Selected Exploration Holes Drilled During 2010
Drillhole	True Width, Feet	Ag, opt	Cu, %	Pb, %	Vein
40-211	3.0	6.20		11.30	New Pb2
40-211	3.2	13.80	0.31		164
40-212	3.9	91.38	2.52		127
40-212	4.2	57.73	2.12		133 FW
40-213	2.2	12.60		12.50	127 FW
40-213	4.7	8.92		17.55	New Pb2
40-214	4.0	5.13		9.38	127 FW
40-214	5.7	6.63		3.96	New Pb2
40-214	4.5	15.60	0.52		133
40-215	8.3	5.88		4.24	New Pb2
40-215	5.6	8.07	0.16		133
40-215	2.4	23.30	0.79		164
40-216	9.7	12.67		26.97	127 FW
40-216	5.7	10.10		17.66	New Pb2
40-217	5.9	52.63	0.98		7 FW
40-218	5.7	14.03	0.60		137
40-218	4.3	20.79	0.71		119
40-218	3.4	9.44	1.64		136
40-218	3.2	5.90		8.52	New Pb 1
40-219	2.0	88.85	1.97		7 FW
40-220	4.2	61.30	1.13		127
40-221	7.0	3.80		6.90	127 FW
40-221	5.1	11.58		11.00	New Pb2
52-274*	4.4	25.00	0.54		220
52-275*	2.3	30.83	0.76		220
52-277*	6.3	6.65	0.09		220
52-278*	8.4	13.22	0.29		220
52-273*	1.4	96.60	3.48		196
52-274*	0.6	29.60	0.95		196
52-275*	4.1	11.67	0.33		196
52-276*	4.6	6.66	0.22		196
52-277*	2.0	22.50	0.77		196
52-278*	1.5	139.3	4.75		196
52-279*	0.5	18.00	0.58		196
All holes were collared on the central 4000 Level, except those starred, which were collared on the 5200 Level. Some of the holes collared on the 4000 Level intercepted more than one vein.

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Galena Mine Technical Report
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12.0           SAMPLING METHOD AND APPROACH

Both drill samples and underground channel samples are used in resource estimation. CAM opines that the sampling is of acceptable quality for estimating the grade and the tonnage of mineral resources and reserves.

12.1	Channel Samples

Samples collected at the Galena mine are used for daily grade control and for resource estimation.  Samples are collected underground from drift faces, drift backs, drift ribs, and raise ribs.  Underground samples are collected from left to right across exposed areas as horizontal channels.  Sampling protocol for channel samples is to collect separate samples of exposed wall rock on both sides of the apparent mineralized vein and across the mineralized structure or vein.  The channels are cut as perpendicular to the vein strike as possible.  Samples are collected in a linear fashion across the vein or structure in increments of 5 feet or less in order to include representative amounts of material across the zone.  Due to the discontinuous nature of the veins, ore grade samples may include internal waste.

Throughout the Galena mine over 13,666 channel samples have been collected which represents over 30,851 individual assayed samples.  The minimum length of a channel sample is 0.10 feet, the maximum length is 13.7 feet and the average is 2.96 feet.  As a drift is being driven on a vein, the vein is sampled approximately every 6 to 10 feet along strike.

12.2	Diamond Drill Samples

Drilling done at the Galena mine for resource estimation is done with diamond core drills.  The core diameter is typically BQ (1.432” in diameter).  Since 2000, the core has been logged and photographed in a dedicated surface facility.  Core samples are collected through the vein or structure.  Additional core on both sides of the mineralized zone are sampled to characterize waste dilution.  No samples taken for assaying are greater than five feet in length; large zones are broken into increments of five feet or less.  When core is lost through a mineralized zone the total drill thickness of the zone is used for volume estimation.

The portion of a diamond drillhole used to calculate the reserve for a given vein must be corrected to account for the true thickness of the vein at that point.  Typically the downhole length of the intercept is multiplied by the sine of the angle of the vein to the core axis.  This is done prior to resource calculation.

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Galena Mine Technical Report
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12.3	Density Determination

Through year-end 2009, the resource and reserve estimates for the Galena Project were carried out using historical bulk-density (specific gravity) and tonnage-factor values that had been in use for 60 years, with no surviving documentation to verify the methodology.  The tonnage factors used at the Galena mine varied from 7.5 cubic feet per ton to 12.3 cubic feet per ton , depending on the vein, the amount of siderite, tetrahedrite and galena present and the amount of barren dilution included.

During 2010, more than 700 bulk-density measurements were made on new drill core and samples from active faces, as shown in Table 12-1. Geologists were instructed to collect intact hand specimens and core sections as part of their routine duties, at various levels and in various veins. Measurements will be ongoing during 2011 to refine the data to ensure that the appropriate tonnage factor is used for each vein type and rock type.

Table 12-1 2010 Samples used for Density Measurements
Mineralization	Veins	Lithology	Hand samples	Core Samples
Silver-copper veins	Silver Vein	all	30	0
	Veins 117 & 290	Mineralized	22	0
		Waste	7	0
	7 other veins	Siderite-quartz vein	63	333
		Siderite-quartz waste	56	358
Silver-lead veins	6 veins	Mineralized	17	36
		Low-grade/waste	9	13
TOTAL, 2010 SAMPLES	ALL	ALL	204	740

The density of each sample was determined by weighing air-dried piece of rock or core with a triple-beam balance. Most of the individual hand samples measured had dry weights between 250 g and 1000 g, with an average near 500 g.  The core samples were smaller, mostly in the range 100 to 500 g, with an average near 250 g.

The rock was then immersed in a container of water and weighed again.  Most hand specimens and core from the Galena Mine is sound, and has very low porosity, since most samples were collected at more than 3,000 feet below surface. Therefore, immersion determinations on core intervals are acceptable, without wax-coating or cellophane-wrapping of the core.

The weight of the dry rock was divided by the difference between the dry weight and the weight immersed in water to determine the bulk density of each piece.  The specific gravity was divided into 32.04 (the number of cubic feet of water per ton) to determine the tonnage factor (cubic feet per short ton).

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Galena Mine Technical Report
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The new density data were used to determine appropriate tonnage factors for the current reserve and resource. The number of samples from each rock type was too small in most cases (see Table 12-1) for rigorous statistical treatment, so a degree of geological judgment was required to estimate the average density by vein type, as shown on Table 12-2.

Based on these bulk-density measurements, the tonnage factors were revised for use in year-end 2010 estimation. The new tonnage factors range from 8.5 cubic feet per ton to 10.0 cubic feet per ton depending on the vein, the amount of siderite, tetrahedrite and galena present and the amount of barren dilution included.  In nearly all cases the tonnage factor increased, thereby decreasing the tonnage.

Table 12-2 Tonnage Factors of Galena Project Rocks
Rock Type	Constituents	Tonnage Factor Cubic Ft per Ton
		Historic, Pre-2010	2010 Estimation
Silver-Copper (Tetrahedrite) Ore	with siderite gangue	8.5	--
	with quartz gangue	12.0	--
	all, including dilution	--	10.0
Silver Vein (Silver-Copper Ore)	diluted	9.5	9.3
117 & 290 Veins (Silver-Copper Ore)	diluted	8.9	10
Silver-Lead (Galena) Ore	with siderite gangue	7.5	8.5*
	with quartz gangue	8.0	9.0*
	waste	--	11.75
Revett Fm. Host Rock	quartzite, argillite	12.3	not separately tabulated
Fault Zones or Others	varies	12+	not separately tabulated
* Tentative diluted figures, pending more data.

The net effect of the new, lower, density (i.e. higher tonnage factors) determinations was a tonnage loss on the order of 8%, compared to the year-end 2009 reserves.  However, the year-end 2010 reserves incorporate other changes as well, including depletion of ore by mining, new reserves found by exploration and development, changed cutoff grade, and a new dilution calculation methodology.

Further bulk-density measurements will continue to be made during 2011. Additional data should eventually allow for the building of a series of functions relating density to metal contents, depth below surface, vein type, and/or other variables, which would potentially simplify the tonnage-calculation process.

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Galena Mine Technical Report
14 April 2011

CAM considers that the new density measurements are a positive step in better-defining the economic mineralization at the Galena Project. The quantity and quality of data can be improved by continued collecting of data, and by enhanced analysis of the data at hand.

CAM  113116
Galena Mine Technical Report
14 April 2011

13.0        SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Facilities

There is no sample preparation (except core splitting) or laboratory facility at the Galena Mine.  All mine samples are sent to American Analytical Services (AAS; www.americananalytical.net) in Osburn, Idaho, about 2 miles from the mine.  AAS conducts assaying on a contract basis for US Silver-Idaho and other clients (including mining/exploration companies), and owns the laboratory building and the assaying equipment.  AAS is a business independent of US Silver. No officer or director or employee of US Silver is involved in AAS’s operations or in sample preparation or assaying, after the samples arrive at the assay laboratory.

The AAS laboratory became accredited in mid-2010 to ISO-17025 standards.  The ISO-17025 accreditation is similar to ISO-9000, but with an added level of quality management. AAS is also accredited by the State of Washington Department of Ecology, with registry number WA09-0799, for analytical capabilities in non-potable water, not in analysis of solids.  Standardized written procedures are used by AAS, and commercially-prepared standard pulps are used.

Based on the data presented below, CAM is of the opinion that the sample preparation, analysis, and security for Galena project samples are suitable for use in preparing a database for mineral resource and reserve estimation.

13.2	Sample Preparation

The core samples, rock chip, channel and select samples are placed in bags with identification tags and are tied closed at the sample site.  The samples are placed in a designated area in the mine yard until they are transported to the assay lab.  The samples and a submittal sheet are transported by a U.S. Silver employee each day and driven less than 2 miles to the assay laboratory.  The sample tags in the bags and the submittal sheet indicate a unique number for each sample and the elements that are to be analyzed.

The AAS laboratory has a capacity of about 200 samples per day, but the Galena Project typically generates fewer than 100 samples per day. Typically Galena Project samples are received at the lab late in the day and placed in the oven for overnight drying, then assayed beginning early the following morning, so that results are available to US Silver in the afternoon.

Upon arrival at the lab, samples are compared to the submittal sheet and placed in drying ovens to dry overnight at a temperature of approximately 65 degrees C.  Samples are emptied from sample bags into the jaw crusher, then run through a second time resulting in a sample size of approximately 1.2 inches.  The sample is then run through a cone crusher reducing the size to about 50 percent passing a 10 mesh screen.  The sample is then split using a Jones riffle splitter until a sample of approximately 200 g is obtained.  The rejected portion of sample is returned to original sample bag.  The 200 g sample is ring pulverized (8 inch bowl) for 45 seconds, the resulting pulp usually passes a 140 mesh screen at about 90 percent.  About 125 g of pulp is placed in a sample envelope and sent to the fire assay room.  The ring pulverizer is cleaned between each sample with silica sand to prevent contamination.  Barren rock is run through the crushers once a day and this sample is assayed as a sample blank.  A second split is made on one sample for every twenty that are prepared and this is assayed as a prep duplicate.

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Galena Mine Technical Report
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13.3	Assaying

All samples for US Silver are analyzed by the atomic absorption (AA) technique to determine silver, copper, lead.  Occasionally other elements are analyzed including zinc, antimony, and iron values.  Those measuring over 40 opt Ag are also fire-assayed for silver, and the fire assays are used in calculations in preference to AA results for the same sample. Occasionally gold determinations are made using fire assay.

For fire assay, one-half assay ton of channel sample or drill core sample is weighed into a 30 gram crucible with approximately 100 grams of standard flux mixture and a litharge cover.  Twenty samples are fired at a time, which includes a pulp duplicate and a control sample.  Lead buttons are cupelled in either composite or bone ash cupels.  Dore beads are weighed and then parted with (1 to 3) nitric acid, decanted, washed with a weak ammonia wash, annealed and weighted.

After samples have been assayed, they are boxed with proper identification and stored for two months at the laboratory.  Pulps from diamond drill core are collected by the Galena Project staff and stored indefinitely at a separate storage area.

13.4	Quality Assurance/Quality Control

13.4.1         Assay Standards

U. S. Silver has six certified commercial assay standards in use.  The analytical standards were made from Galena mine vein material by Bondar Clegg (Ag-Cu in 2000), and CDN Labs in Langley B.C. (Ag-Pb in 2008).  They consist of two low-grade standards, relative to average mine grade, two average grade standards, and two high-grade standards.  There is a silver-copper standard and a silver-lead standard at each grade level.  Both standards went through round-robin analysis and were certified by Kenneth Lovstrom (Ag-Cu standard), and Barry Smee (Ag-Pb standard).

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One standard is submitted to the assay lab for every twenty samples submitted.  At least one standard is submitted each day.  Table 13-1 is summary of the acceptable ranges and the results for the silver-copper standard January 1, 2010 through December 31, 2010.

Silver-Copper Standards.  As shown in Table 13-1, one Ag-Cu standard, AGS1, is at slightly above  average mine grade at 18.5 opt Ag, while the Ag-Cu standard LGS1, is a low grade silver value, 7.8 opt Ag, and the third Ag-Cu standard, HGS1, is a high grade value, 69.2 opt Ag.

Table 13-1 Silver-Copper Assay Standards used 1-1-10 through 12-31-10
Standard	Ag opt	Cu %
Low-Grade Copper Standard LGS-1
Certified Value	7.80	0.30
95% confidence limit	7.20 - 8.40	0.26 - 0.34
Mean Lab Result	8.34	0.31
Average Grade Copper Standard AGS-1
Certified Value	18.50	0.71
95% confidence limit	17.50 - 19.50	0.65 – 0.78
Mean Lab Result	19.52*	0.84*
High Grade Copper Standard HGS-1
Certified Value	69.2	1.56
95% confidence limit	66.2 - 72.2	1.40 - 1.72
Mean Lab Result	72.5*	1.76*

Below are control charts of 2010 assay results from standards submitted to AAS.  Standards are submitted as pulps, along with core or chip samples.  The magenta lines represent the acceptable range of values for that standard, two standard deviations from the round-robin mean.  The yellow lines represent plus or minus two standard deviations from the mean value of all the standards analyzed by AAS during the year.   The ordinate chart units are ounces per ton silver or percent copper and lead.

The abscissae reflect time during 2010, but it should be noted that the exact timing of assay is not necessarily reported accurately; instead, the date reported is the date of US Silver's plotting of data. Thus the temporal drift suggested in some of the plots is not necessarily accurate. For 2011, US Silver has improved the reporting of assay dates.

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Figure 13-1
Ag-Cu: Low-Grade Standard Results for Ag in 2010

 Figure 13-2
Ag-Cu Low-Grade Standard Results for Cu in 2010

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Figure 13-3
Ag-Cu Average-Grade Standard Results for Ag in 2010

Figure 13-4
Ag-Cu Average-Grade Standard Results for Cu in 2010

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Figure 13-5
Ag-Cu High-Grade Standard Results for Ag in 2010

Figure 13-6
Ag-Cu High-Grade Standard Results for Cu in 2010

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The concordance of the AAS mean results with the certified silver-copper standards is mediocre.  All the mean AAS results are higher than the certified values, with 4 of the 6 AAS results being slightly above the 95 percent confidence envelope (starred on Table 13-1). There is a decided bias, with AAS values for Ag being 5% to 7% above the certified standards. For copper, the high bias is even greater, reaching 18% for the average-grade (AGS-1) standard. Because copper makes up a small component of the ore's value, the Cu bias is not as disturbing as the 6% Ag bias. The incompletely-defined temporal drift mentioned above appears to have been in a factor in the high bias of AAS results during the first quarter of 2010, with better performance in the latter three quarters.

Silver-Lead Standards.  Table 13-7 lists the three silver-lead standards and their acceptable range, which is the certified mean plus or minus 2 standard deviations based on round-robin analysis from five different laboratories.  Plots for the Ag-Pb standards are shown in Figures  13-8, 13-9, and 13-10.

Table 13-2 Silver-Lead Assay Standards used 1-1-10 through 12-31-10
Standard	Ag opt	Pb %
Low Grade Lead Standard LGPB
Certified Value	2.56	3.77
Acceptable Range	2.00 – 3.12	2.99 – 4.55
Mean AAS Lab Result	2.78	3.74
Average Grade Lead Standard AGPB
Certified Value	7.69	10.68
Acceptable Range	6.33-9.05	8.82 - 13.54
Mean AAS Lab Result	7.57	10.74
High Grade Lead Standard HGPB
Certified Value	26.57	24.46
Acceptable Range	23.29 -29.85	23.80 – 25.12
Mean AAS Lab Result	26.2	22.3

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Ag-Pb Low-Grade Standard Results for Ag in 2010

Ag-Pb Low-Grade Standard Results for Pb in 2010

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Ag-Pb Medium Grade Standard Results for Ag in 2010

Ag-Pb Medium Grade Standard Results for Pb in 2010

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Figure 13-11
Ag-Pb High-Grade Standard Results for Ag in 2010

Figure 13-12
Ag-Pb High-Grade Standard Results for Pb in  2010

CAM notes that the AAS lab performs quite well on silver-lead samples, compared to the certified results of the five-lab round-robin.  In all of the 6 cases, AAS results were within the 95 percent confidence limit

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based on certified values. The differences from the certified values averaged less than +2% for Ag, and -3% for Pb assays.  Temporal drift does not appear to be a significant issue for the silver-copper standards.

Figures 13-7 to 13-12 indicate that there is no significant drift over time in results of the silver-lead standards. This is an improvement over the performance during 2009.

13.4.2               Blank Samples

Blank samples have been prepared from silica sand or barren core from the Galena mine (quartzite or siltite).  Blanks are submitted as pulps with core or chip samples.  Figure 13-14 shows the results for the blank samples, almost all of which are at AAS's  limit of analytical detection by atomic absorption for Ag (0.500 opt Ag ),  Cu (0.01% Cu), and Pb (0.1% Pb).  The ordinate units on the chart are ounces per ton for silver, and percent for lead and copper, while the abscissa represents time during 2010.

Figure 13-13
Results of Assays of Blanks in 2010

No spurious assays were reported.  The 0.5-ounce detection limit for silver is reasonable, given that the cutoff grade is 9 ounces.

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13.4.3               Duplicate Samples

Shown below are scatter plots of 2010 check assays.  Approximately one sample pulp is submitted to ACT Labs in Ancaster, Ontario, Canada for every 20 core samples submitted to the primary assay lab.  During 2009, 176 samples were sent for check assay, and in 2010, 168 samples were sent.

Figure 13-14
2010 Check Assays – Fire Assay Ag (ppm)

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Figure 13-15
2010 Check Assays - AA Ag (ppm)

Figure 13-16
2010 Check Assays - AA Cu (percent)

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Figure 13-17
2010 Check Assays - AA Pb (percent)

The check assay results are very consistent, and indicate that:
1.	There is a negative bias of AAS results for Ag values relative to ACT Labs, in the amount of about 20% for both AA analyses, and fire assays.
2.	The AAS AA Cu results are very close to ACT Labs results at low to moderate grades of Cu..
3.	AAS results are about 8% higher than ACT Labs for Pb.

Thus, the AAS results are, in comparison with ACT Labs, low for silver, closely comparable for copper, and too high for lead. When the AAS results for standards are compared to these differences, there is no consistent pattern which would indicate whether AAS or ACT Labs is closer to the standards than the other.

13.5	Summary and Recommendations for Assaying

In CAM’s opinion, the security and sample preparation are of acceptable quality for generation of data for use in resource and reserve estimation.

The accuracy of AA and fire assaying at the AAS laboratory are somewhat open to resolution. There is insufficient data at hand to determine which set of data are the most accurate: the AAS assays, or the ACT Lab assays. The commercial standards have been round-robin assayed, are presumably accurate. The clean results of the assays of blanks do suggest that contamination in the AAS lab is not an issue.

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Considering the potentials of modern assaying technology and methodologies, resolution of the uncertainties should be possible.

The most important issue is the accuracy of the Ag fire assays of silver-copper samples, since the Ag content of the silver-copper ores comprises more than half the metal values produced at the Galena Mine.

The mean AAS results for Ag are higher than the certified standard values for silver-copper ores (Table 13-1), with AAS values for Ag being 5% to 7% above the certified standards. The adherence to standard was somewhat better in the second half of 2010.

CAM recommends the following actions during 2011:

●
Close attention should be paid to the continuing performance of AAS with respect to the medium-grade and high-grade silver-copper standards, as the poor adherence to certified values and the possibility of temporal drift toward lower assay results, are worrisome.

●	Adherence to the certified values of the silver-lead standards is better, but further vigilance is desirable even though the silver-lead ores provide only about one-third of total revenue.

●	blanks samples should be analyzed for silver at the ppm level by AA, as well as by fire assay

●	another referee laboratory should be used in addition to ACT Labs, to resolve the source of bias in check assays.

●	Attempts should continue to closer reconcile the mined blocks to mill feed (see Section 19) and to concentrate production, to aid in tracking metal.

The net cost of these steps is small, and should have a positive effect on the accuracy of assay results.

14.0           DATA VERIFICATION

All sampling data generated by exploration and operations is input and stored in a master Access database, normally on a daily basis.  Distinctions are made in the database for each different type of data (i.e. drillholes are distinguishable from channels, etc.).  Information stored in the database includes:
●	Header information (ID, Surveys (collar and down hole), etc.);
●	Tracking information (who entered the data, who logged the data, dates);
●	Sample Type (core hole, RC hole, channel sample, grab sample);
●	Assay results; and
●	Geological log (core recovery, lithology, mineralization, and structure).

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Data is exported to a format that is directly importable to the company’s Gemcom mine planning software.

Security features on the database include history tracking, enterprise level backups, and logins.  In order to enter the database, each user must logon under their name.  The database interface tracks each and every change made to the database and tags who made the change and when.  This includes any new data entry or any change to previously entered data.  This record is saved and can be viewed by the database manager.

Assay information is transmitted directly from the lab electronically, via a dedicated directory.  Data are merged into the mine database using sample numbers or IDs.  As data is being imported, the database detects new assay files, and options exist for selecting those files (or assays) to be imported into the database.  This import process automatically checks for duplicates, missing sample IDs, or any other non-conforming data.  All non-conforming data are written to a separate file where they are investigated.

Multiple methodologies are utilized to validate the database at U.S. Silver.  Error checking is done with the Gemcom mine planning software, verifying valid headers, valid numbers, negative intervals, intervals out of order, intervals without assays, and sample ID’s without assays.  Each drillhole imported into Gemcom is visually checked to ensure that all locations and survey information are correct.

CAM undertook spot checks of the data in resource and reserve blocks, and opines that the Galena database is of adequate quality for the estimation of mineral resources and reserves.

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15.0           ADJACENT PROPERTIES

All the mineral resources and reserves disclosed in this report are located on mineral rights wholly-controlled by US Silver.  Estimation of resources and reserves is based entirely on samples from properties controlled by US Silver properties.

The Galena Project property block is partially surrounded by mineral properties belonging to others, but these have no impact on the US Silver resources and reserves.

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16.0           MINERAL PROCESSING AND METALLURGICAL TESTING

Mineral processing for the Galena Mine ores is described in Section 19-5.

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17.0           MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Basis

The mineral resources and reserves in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on Dec 11, 2005. The CIM definitions of Mineral Resources and Mineral Reserves are set forth in Sections 17.2 and 17.3, below.

The resource and reserve estimates for the Galena mine were initially developed by the Galena mine staff, including Harry Lenhard, Senior Geologist and Daniel H. Hussey, Manager of Exploration for US Silver, who had prepared several ore-reserve updates for the Galena project (Hussey, 2007, 2008, 2009).  CAM’s Steve Milne, P.E., who is independent of US Silver, reviewed the methodology and database for this report.  The resource and reserve estimates contained in the Technical Report incorporate assay results and geologic interpretations available through December 31, 2010.

The December 31, 2010 reserve calculations project life-of-mine average prices at $16.00 per ounce for silver, $2.90 per pound for copper, and $0.90 per pound for lead.  These prices were all at or below the historical 36-month look-back prices for these metals, and they were well below the 60-month (36 months historical plus 24 months futures) prices for the three metals.

No credit was taken for gold, zinc or any other metals in the cutoff grade calculation.  Revenues were adjusted for recoveries.  Overhead costs were proportioned against all the potential mine blocks.

17.2	Mineral Resource Definitions

Mineral Resource:  A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource:  That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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Indicated Resource:  That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource:  That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Caveat: Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define an indicated mineral resource on the property and it is uncertain if further exploration will result in discovery of an indicated or measured mineral resource in areas classified as inferred.

17.3	Mineral Reserve Definitions

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable Mineral Reserve: The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

17.4	Resource Classification

Resource classification or levels of confidence are divided into three categories; measured, indicated and inferred.

Measured Resource: Resources classified as measured that were calculated by the accumulation method have channel samples collected on at least two sides of the resource block.  Resources can be classified as measured when only one side of the resource block has been sampled if the block is a continuation or projection of a mined ore chute.  The classification projection distance from drift or raise samples, for a measured resource, is no more than one half the strike length of the block, or a maximum of 75 feet.

Indicated Resource: Resources classified as indicated that were calculated by the accumulation method are either a continuation of mineralization outward from a measured block, or an isolated block of mineralization.  The classification projection distance for indicated from a measured block is equal to or less than the distance used for the measured classification on the same block.  If the block is an isolated block, not a continuation of a known ore chute, it should have channel samples collected on at least one side of the resource block.  The classification projection distance from drift or raise samples, for an indicated resource, for an isolated block is no more than one half the strike length, up to a maximum of 100 feet.

Inferred Resource: Resources classified as inferred and calculated by the accumulation method can be a continuation of mineralization outward from an indicated block or an isolated block of mineralization.  An inferred block may have channel samples and/or drillholes collected on one or more sides of the resource block but the vein continuity is uncertain.  A block may also be classified as inferred if the distance being projected from a strong continuous vein is beyond the range established for measured and indicated.  Isolated zones of mineralization identified by channel samples or drillholes that require additional sampling or drilling to confirm continuity are classified as inferred.  Projections for the inferred classification should not exceed 150 feet from samples or the edge of an indicated block.

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17.5	Geologic Interpretation

Geologic continuity of the veins have been interpreted by utilizing geologic plan maps, cross sections, long sections, drill core logs, and other available information to identify the limits of the vein structure and areas with potentially economic mineralization.  All interpretations account for wall rock lithology, vein thickness, strike, dip, grade trend, and faults.

17.6	Grade Estimation

The mining methods in use at the Galena are conventional cut and fill, mechanized overhand cut and fill, and underhand cut and fill.  These methods are very appropriate for the narrow, near vertical, veins that exist at the Galena mine.  The same mining methods have been in use for decades in the numerous similar mines that exist in the Silver Valley.  Resources and reserves in all of the veins were calculated by the accumulation method.  All veins or portions of veins that were previously estimated by kriging have been re-calculated using the accumulation method.  Calculations for all blocks are on file in the geology office at the Galena mine, where they were reviewed by CAM.

The accumulation method is an accepted standard for calculating resources in narrow vein-type deposits and has been a method used for 50 years at the Galena mine.  The method calculates the metal content of an area by using the product of the vein thickness times the length of influence of the sample (channel or drillhole), times the corresponding diluted grade value.  The quantity of metal associated with each sample is proportional to the sample thickness, length of influence, and the grade.  The length of influence is generally one half the distance to adjacent samples.

When a diamond drill hole intersects an ore block, the true thickness of the intercept is calculated and appropriate dilution is factored into the intercept.  Diamond drillhole intercepts are generally given a length of influence of 50 feet for the purpose of weight-averaging the grade of the ore block. Channel samples are used to calculate average grades for an assumed mining width that includes dilution.

After dilution factors have been applied, the average grade for each drift and raise is calculated.  If a large grade difference exists between different sections of a drift or raise, the size of the block can be adjusted to match the grade variation.

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17.7	Tonnage Estimation

17.7.1        Block Shapes

Typically, regular mining shapes, consistent with deposit parameters and the selected mining method(s), are then drawn around the potentially-economic resource blocks or stopes.  These shapes may include some sub-economic material (dilution) that must be included in the stope design.  In addition, some of the blocks may have to be dropped due to their location outside of the regular mining shapes, or due to excessive development requirements to access the ore blocks.  The stope widths are then adjusted to allow for mining equipment widths, which adds additional internal dilution.  The tons and grades within the planned mining shapes are then recalculated and factors for mining external dilution (due to overbreak in the drilling and blasting sequence), and mine recovery are applied to arrive at the final proven and probable minable reserve.

17.7.2        Dilution and Mining Recovery

At the Galena Mine the resource blocks have already been shaped and widened, to accept anticipated mining equipment for extracting the ore, and to reflect the experience of the mining crew.  Standard minimum stope widths for each mining method are set at: 4 feet for jackleg/slusher veins, 7 feet for narrow, mechanized veins utilizing 1-cubic-yard LHD loaders, and 8 feet for wider, mechanized veins utilizing 2-cubic-yard LHD loaders.

Calculations for the conversion of resources to reserves at the Galena Mine are principally based upon maps ("cut sheets") of stope development or production, at a scale of 20 feet per inch.  Diamond-drill assays typically provide minimal influence to the reserve, with grade calculations based mainly on channel samples across the face during development and production.

Cut sheets are generated for all new development, and for all production stopes, for every third horizontal mining cut.  Additional cut sheets are completed immediately prior to the reserve/resource calculations at year-end, to capture the latest information.  During cut sheet compilation, each stope or development round face of advance is channel sampled and mapped by a company geologist.  Upon completion of the development or production cut, the channel assays in the stope's cut sheet are compiled, and a plan view geology map is generated.

Prior to 2010, the cut sheets generated two sets of summary results.  The first summarized the actual mined grade, actual mined width, and total tonnage.  The second was an optimal grade, based upon an optimal mining width and related tonnage.  Historically, optimal mining widths were utilized in all reserve/resource calculations and were based upon experience with the vein type, equipment utilized, and historical skill of the miners.  The optimal grades provided a target grade and tonnage to be attained during production, attempting to minimize dilution.

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The Galena Mine witnessed a departure from optimal production grades starting in 2008 through 2010, characterized by high grade dilution, on the order of 20%.  The largest contributing factors were the lack of experienced miners having narrow-vein mining skills, including experience with the Galena Mine veins.  In addition, during times of rising silver prices (as from mid-2008 to present) there is a tendency to deviate from the mine plan strategically on a daily basis.  It is anticipated that over time, as the miner skill set improves, actual grades and widths will gradually converge on the optimal historical expectations.

Starting at year-end 2010, U.S. Silver has started to calculate reserves on the basis of actual expected mining widths, and the reserves are fully diluted.  The cut-sheet channel-samples calculations are corrected to the expected as-built widths, based on the mining method, ground conditions, and miner skills.  This accounts for rib slaking during the mining cycle, thus capturing the true amount of dilution.  The year-end 2010 reserves and the 2011 Life-of-Mine (LOM) Production Schedule are based on full expected dilution.

Mineral resources are still calculated on basis of the optimal mining width (i.e. not fully-diluted), since the expected full dilution will depend upon the mining method, ground conditions, miner skills,  and other factors which are determined only during development and reclassification as reserves.

The mining methods applied at the Galena mine result in a very high ore recovery, with very small ore losses around stope accesses, and the occasional pillar that must be left for utility or safety.  However, these are accounted for in the recently-modified dilution calculations (described above).  Therefore no ore loss is calculated.

17.7.3               Tonnage Factors

The volume of each ore block is determined by multiplying the average length of the block by the average height of the block by the average diluted thickness of the ore and dividing by the tonnage factor. The methods and results of tonnage-factor determination is discussed in Section 12.3.  The tonnage factors in use for diluted reserves range from 8.5 to 10.0 cubic feet per ton, with higher values, to 11.75, for waste.

17.8	Cutoff Parameters

In order to calculate the minable reserve portion of the measured and indicated resource, it is first necessary to identify that part of the resource that can be economically extracted.

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The economic portion of the resource is typically determined by the application of a breakeven cutoff grade, or value, that considers the total operating cost (mine, plant and administration), metal price(s), process recovery(s), applicable royalties, and forward costs for concentrate freight, insurance, smelting and/or refining.  These parameters are equated to determine the minimum grade, grade equivalent, or value, of metal(s) that will produce the revenue needed to cover these total operating costs.  Currently, at the Galena mine, silver-copper and silver-lead ores are being mined and processed to produce concentrates that are being sent to separate smelters for treatment.  Therefore, it is easier to express the breakeven cutoff either as a silver equivalent grade, or a net smelter value (NSR) that will equal, or exceed, the total operating cost.

Since the breakeven cutoff grade represents the minimum grade, or value, that will be mined, the average grade, or value, delivered to the mill, will always be higher.  This increment, between the breakeven cutoff grade and the head grade, provides the return of capital investment and profit.

Other cutoff grades (incremental) may be employed later in the mine planning process by the mine planners/management, to handle situations where mineralized material, with a value below the economic cutoff grade, must be mined in order to reach ore, or to optimize the cash flow.  However, these incremental cutoff grades are not normally used in determining the initial, breakeven cutoff grade used to establish minable reserves.

The following formula illustrates the typical general relationship, between the various parameters, to calculate the breakeven cutoff silver equivalent grade:

Payable metal credits and forward costs are typically expressed in equivalent silver ounces.  Forward costs typically include land and rail freight, smelter treatment and refining charges, smelter recoveries and penalty charges.

If a Net Smelter Return (NSR) is used, its value must equal or exceed the on-site total operating costs.  Concentrate freight (land and rail) is commonly included as part of the NSR calculation, rather than as an operating cost.

In determining the economic portion of the Galena resources, the use of an NSR is preferable, in that it represents the net revenue that would be derived from mining a unit block (weight, or volume) of ore.  This revenue can then be compared to the total operating cost for extracting the same weight or volume of ore to indicate whether, or not, the block would be economical to mine.

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At the Galena mine, the economic parameters in Table 17-1, based on the 2010 actual production rate of 800 short tons per day (tpd), were used to estimate the breakeven cutoff grade:

Table 17-1 Estimated Total Operating Costs, $/ton
Description	Value
Estimated Total Operating Cost ($ per ton)
Mining	85
Processing	12
G&A	46
Forward	34
Total Operating Cost	177
Process recoveries, %
Silver, weighted by mill	96.8
Copper (%)	97.1
Lead (%)	91.4

Metals Prices
Silver	$16.00/oz
Copper	$2.90/lb
Lead	$0.90/lb

Royalty	none
By-Product Credits, Cu + Pb	$3.69/oz Ag

Forward Costs
Concentrate treatment, freight, refining, etc.	$2.82/oz Ag

Equating these parameters would provide the following breakeven silver equivalent grade at a 850 tpd production rate:

The final minable reserve determination is made by the Exploration Manager at the Galena mine.  He compares the value of the resource block being considered for inclusion in the minable reserve, with the NSR value of that block.  A simple algorithm, based on smelter settlement terms for silver-copper and silver-lead concentrates, allows the Exploration Manager to quickly determine the NSR for the block being considered.  If the value of the block equals or exceeds the total operating cost (Mine, Mill & G&A) of $143 per ton, it is accepted as being economically viable and is included in the proven or probable (depending on the certainty of the resource block) minable reserve category.  CAM spot-checked several resource blocks from the drillhole data base to their inclusion in the minable reserve, to ensure the breakeven process was consistently being applied.  The results show that this work is being done in a very professional manner.

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17.9   Tabulation of Resources and Reserves

Application of the methodology and parameters described above results in the definition of the mineral resources and reserves shown in Tables 17-2 to 17-7.  Mineral resources exclude the blocks classed as mineral reserves.

Table 17-2 Proven and Probable Reserves by Ore Type - December 31, 2010
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Silver-Copper Veins
Proven Reserves	509,300	8,015,000	15.74	2,610	0.51%	--	--
Probable Reserves	556,800	9,836,200	17.67	2,910	0.52%	--	--
Total Silver-Copper Veins	1,066,100	17,851,200	16.74	5,520	0.52%	--	--
Silver-Lead Veins
Proven Reserves	219,200	1,661,700	7.58	--	--	18,840	8.59%
Probable Reserves	330,400	2,395,500	7.25	--	--	23,950	7.25%
Total Silver-Lead Veins	549,600	4,057,200	7.38	--	--	42,790	7.79%
Total Reserves	1,615,700	21,908,400	13.56	5,520	0.52%*	42,790	7.79%*
* Copper and lead values refer to only their respective vein types, not combined totals.

Table 17-3 Reserves by Vein - December 31, 2010
Vein	Reserve Category	Short Tons	Ag opt	Silver Ounces	Cu %	Cu Tons
Silver-Copper Veins
7	Probable	11,154	21.86	243,877	0.29%	32.7
26	Probable	648	17.58	11,389	0.32%	2.1
30	Probable	19,728	15.77	311,191	0.82%	161.3
49	Proven	1,020	9.09	9,274	0.32%	3.3
72	Proven	17,575	28.88	507,646	1.10%	192.6
72	Probable	11,628	17.35	201,797	0.65%	75.2
72	P+P	29,203	24.29	709,443	0.92%	267.8
83	Probable	8,964	13.87	124,301	0.26%	23.2
93	Probable	12,942	15.85	205,143	0.37%	47.7
101	Probable	317	32.03	10,153	0.54%	1.7

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 17-3 Reserves by Vein - December 31, 2010
Vein	Reserve Category	Short Tons	Ag opt	Silver Ounces	Cu %	Cu Tons
102	Probable	4,788	24.10	115,391	0.28%	13.2
103	Probable	5,676	23.22	131,771	0.30%	16.8
105	Probable	6,228	21.52	134,022	0.53%	32.9
110	Probable	7,866	18.42	144,905	0.22%	17.5
111	Probable	10,716	35.09	376,062	0.50%	53.2
117	Proven	96,534	18.77	1,811,507	0.66%	636.4
117	Probable	47,274	17.86	844,267	0.67%	317.4
117	P+P	143,808	18.47	2,655,774	0.66%	953.8
123	Probable	3,888	17.54	68,202	0.57%	22.2
128	Probable	3,862	12.27	47,401	0.37%	14.1
133	Probable	4,860	11.92	57,915	0.23%	11.3
136	Probable	9,360	13.43	125,658	0.36%	33.5
145	Proven	4,692	16.58	77,809	0.23%	10.6
145	Probable	10,386	13.61	141,312	0.18%	18.4
145	P+P	15,078	14.53	219,121	0.19%	29.0
148	Proven	7,752	15.65	121,319	0.27%	21.0
148	Probable	26,376	13.26	349,841	0.21%	54.4
148	P+P	34,128	13.81	471,160	0.22%	75.4
160	Probable	33,516	15.42	516,806	0.37%	123.9
164	Probable	12,403	27.17	336,996	0.64%	79.3
165	Probable	17,760	13.22	234,811	0.28%	50.3
171	Probable	1,824	12.83	23,408	0.13%	2.3
172	Proven	12,744	9.19	117,088	0.26%	33.1
172	Probable	12,744	9.19	117,088	0.26%	33.1
172	P+P	25,488	9.19	234,176	0.26%	66.2
184	Proven	9,588	13.97	133,912	0.33%	32.0
184	Probable	3,024	14.72	44,528	0.44%	13.4
184	P+P	12,612	14.15	178,440	0.36%	45.4
202	Probable	1,530	8.94	13,681	0.20%	3.1
215	Proven	30,024	15.93	478,324	0.60%	179.2
215	Probable	23,868	28.53	680,864	0.73%	173.5
215	P+P	53,892	21.51	1,159,188	0.65%	352.7
220	Proven	31,640	25.30	800,342	0.49%	153.8
220	Probable	28,145	20.87	587,468	0.40%	113.3
220	P+P	59,785	23.21	1,387,810	0.45%	267.1
278	Probable	3,672	9.47	34,762	0.62%	22.6
284	Proven	6,480	18.35	118,916	1.50%	97.4
284	Probable	14,688	16.41	241,101	1.20%	175.6
284	P+P	21,168	17.01	360,017	1.29%	273.0
285	Probable	5,508	11.52	63,434	0.26%	14.2
288	Proven	16,699	12.35	206,275	0.57%	95.8
288	Probable	1,512	15.41	23,297	0.63%	9.6

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 17-3 Reserves by Vein - December 31, 2010
Vein	Reserve Category	Short Tons	Ag opt	Silver Ounces	Cu %	Cu Tons
288	P+P	18,211	12.61	229,572	0.58%	105.4
290	Proven	12,636	21.32	269,421	1.32%	166.7
290	Probable	25,721	21.35	549,194	1.20%	309.1
290	P+P	38,357	21.34	818,615	1.24%	475.8
291	Proven	20,844	21.56	449,361	0.65%	135.3
291	Probable	20,844	21.56	449,361	0.65%	135.3
291	P+P	41,688	21.56	898,722	0.65%	270.6
293	Proven	1,512	14.58	22,050	0.26%	3.9
293	Probable	6,156	16.80	103,443	0.30%	18.7
293	P+P	7,668	16.37	125,493	0.29%	22.6
294	Probable	18,684	21.24	396,879	0.93%	174.4
306	Proven	20,030	23.16	463,830	0.71%	141.9
306	Probable	3,456	10.15	35,078	0.24%	8.4
306	P+P	23,486	21.24	498,908	0.64%	150.3
348	Probable	14,136	24.47	345,861	0.49%	69.5
350	Proven	1,404	17.18	24,114	0.31%	4.4
352	Probable	6,600	26.45	174,570	0.32%	21.4
368	Probable	7,638	27.07	206,741	0.41%	31.1
370	Proven	1,890	32.38	61,205	0.39%	7.4
370	Probable	1,482	19.31	28,615	0.22%	3.3
370	P+P	3,372	26.64	89,820	0.32%	10.7
Silver Vn	Proven	216,265	10.83	2,342,632	0.32%	693.5
Silver Vn	Probable	85,206	11.54	983,615	0.44%	374.8
Silver Vn	P+P	301,471	11.03	3,326,247	0.35%	1,068.3
Silver-Copper Veins P+P		1,066,107	16.74	17,851,224	0.52%	5,517

Vein	Reserve Category	Short Tons	Ag opt	Silver Ounces	Pb %	Pb Tons
Silver-Lead Veins
1	Proven	2,800	5.03	14,078	7.40%	207.3
1	Probable	20,000	6.25	125,076	8.21%	1,642.2
1	P+P	22,800	6.10	139,154	8.11%	1,849.5
2	Proven	20,000	6.90	138,064	7.45%	1,489.7
2	Probable	58,700	7.85	460,685	8.20%	4,815.2
2	P+P	78,700	7.61	598,749	8.01%	6,304.9
4	Proven	37,600	7.11	267,427	4.16%	1,563.3
4NS	Probable	7,900	7.00	55,324	3.44%	272.1
12NS	Probable	1,900	4.73	8,993	5.40%	102.6
24NS	Probable	2,100	9.30	19,530	9.08%	190.8
32NS	Probable	8,300	11.67	96,833	6.35%	527.1
51	Proven	21,700	5.10	110,691	6.89%	1,495.0
51	Probable	35,820	5.10	182,669	8.77%	3,140.9

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 17-3 Reserves by Vein - December 31, 2010
Vein	Reserve Category	Short Tons	Ag opt	Silver Ounces	Pb %	Pb Tons
51	P+P	57,520	5.10	293,360	8.06%	4,635.9
56	Probable	2,720	13.55	36,848	8.34%	226.8
173	Proven	18,200	7.84	142,734	6.71%	1,221.4
173	Probable	27,900	8.37	233,527	6.10%	1,702.5
173	P+P	46,100	8.16	376,261	6.34%	2,923.9
24-175	Proven	2,900	5.64	16,361	5.48%	158.8
24-175	Probable	12,200	5.94	72,495	5.39%	658.1
24-175	P+P	15,100	5.88	88,856	5.41%	816.9
52-175	Proven	62,365	6.38	397,582	7.14%	4,450.1
52-175	Probable	85,341	6.30	537,996	7.43%	6,339.5
52-175	P+P	147,706	6.33	935,578	7.30%	10,789.6
185	Proven	53,579	10.73	574,763	15.40%	8,251.6
185	Probable	67,553	8.37	565,524	6.42%	4,335.4
185	P+P	121,132	9.41	1,140,287	10.39%	12,587.0
Silver-Lead Veins P+P		549,578	7.38	4,057,200	7.79%	42,790

TOTAL RESERVES:		1,615,685	13.56	21,908,424
	Proven	608,654	15.90	9,676,723
	Probable	740,714	16.51	12,231,701

Table 17-4 Measured and Indicated Resources by Ore Type - December 31, 2010 EXCLUSIVE OF RESERVES
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Silver-Copper Veins
Measured Resources	124,600	1,871,500	15.02	690	0.55%	--	--
Indicated Resources	364,800	6,148,800	16.85	1,680	0.46%	--	--
Total Silver-Copper Veins	489,400	8,020,300	16.39	2,380	0.49%	--	--
Silver-Lead Veins
Measured Resources	27,400	223,400	8.15	--	--	2,360	8.61%
Indicated Resources	43,800	498,300	11.38	--	--	4,910	11.21%
Total Silver-Lead Veins	71,200	721,700	10.14	--	--	7,270	10.21%
Total M&I Resource	560,600	8,742,000	15.51	2,380	0.49%*	7,270	10.21%*
* Copper and lead values refer to only their respective vein types, not combined totals of both vein types.

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 17-5 Measured and Indicated Resources by Vein - December 31, 2010 EXCLUSIVE OF RESERVES
Vein	Resource Category	Short Tons	Ag opt	Silver Ounces	Cu %	Cu Tons
Silver-Copper Veins
7	Measured	1,232	14.49	17,852	0.21%	2.6
7	Indicated	5,286	14.66	77,482	0.27%	14.1
7	M+I	6,518	14.63	95,334	0.26%	16.7
24	Indicated	990	20.53	20,322	0.30%	3.0
30	Indicated	5,580	14.43	80,496	0.70%	38.8
32	Measured	1,615	36.08	58,269	0.43%	6.9
35	Indicated	1,170	17.98	21,037	0.24%	2.8
38	Indicated	1,980	23.55	46,629	0.37%	7.3
49	Measured	630	21.29	13,413	0.81%	5.1
72	Indicated	24,510	20.62	505,493	0.76%	186.5
81	Indicated	300	21.58	6,474	0.26%	0.8
85	Indicated	1,936	20.13	38,973	0.55%	10.7
104	Measured	7,251	17.22	124,849	0.66%	47.6
105	Indicated	950	21.36	20,292	0.27%	2.6
117	Indicated	31,655	14.66	464,118	0.38%	119.0
119	Indicated	25,640	27.39	702,185	0.63%	161.9
120	Indicated	5,310	18.35	97,431	0.38%	20.3
123	Measured	1,800	15.38	27,688	0.67%	12.0
123	Indicated	1,800	15.92	28,656	0.51%	9.2
123	M+I	3,600	15.65	56,344	0.59%	21.2
125	Indicated	10,710	15.20	162,842	0.56%	59.8
132	Indicated	17,100	15.34	262,355	0.31%	53.2
133	Indicated	18,136	14.38	260,805	0.30%	54.5
134	Measured	3,510	14.15	49,667	0.50%	17.6
145	Indicated	17,480	11.37	198,769	0.13%	22.9
148	Indicated	17,340	10.35	179,461	0.14%	24.3
164	Measured	6,210	15.06	93,547	0.37%	23.0
177	Indicated	6,300	18.28	115,164	0.50%	31.5
196	Indicated	2,340	19.07	44,624	0.37%	8.7
258	Measured	10,737	12.81	137,494	0.54%	57.8
258	Indicated	3,000	18.77	56,323	0.63%	18.9
258	M+I	13,737	14.11	193,817	0.56%	76.7
260	Indicated	5,100	9.11	46461	0.96%	49
262	Indicated	2,610	21.39	55828	1.04%	27.1
285	Measured	2,700	24.60	66,429	2.26%	61.0
285	Indicated	2,090	21.40	44,726	2.19%	45.8
285	M+I	4,790	23.21	111,155	2.23%	106.8
288	Indicated	450	26.21	11,795	0.73%	3.3
290	Measured	4,224	15.34	64,800	0.80%	33.9
290	Indicated	8,462	27.13	229,601	1.38%	117.0
290	M+I	12,686	23.21	294,401	1.19%	150.9
291	Indicated	17,370	25.87	449,361	0.78%	135.3

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 17-5 Measured and Indicated Resources by Vein - December 31, 2010 EXCLUSIVE OF RESERVES
Vein	Resource Category	Short Tons	Ag opt	Silver Ounces	Cu %	Cu Tons
306	Measured	440	16.94	7,454	0.59%	2.6
306	Indicated	1,980	25.16	49,815	0.68%	13.4
306	M+I	2,420	23.66	57,269	0.66%	16.0
350	Measured	2,610	14.86	38,785	0.32%	8.4
350	Indicated	3,870	15.51	60,024	0.29%	11.2
350	M+I	6,480	15.25	98,809	0.30%	19.6
360	Indicated	1,235	18.71	23,103	0.27%	3.3
Silver Vn	Measured	21,769	9.62	209,522	0.28%	61.6
Silver Vn	Indicated	3,984	11.82	47,073	0.40%	16.0
Silver Vn	M+I	25,753	9.96	256,595	0.30%	77.6
PFZ	Measured	9,180	25.34	232,621	0.94%	86.3
Coeur	Measured	50,700	14.38	729,053	0.53%	266.9
Coeur	Indicated	118,150	14.74	1,741,092	0.35%	411.8
Coeur	M+I	168,850	14.63	2,470,145	0.40%	678.7
Silver-Copper Veins	M+I	489,422	16.39	8,020,253	0.49%	2,377

Vein	Resource Category	Short Tons	Ag opt	Silver Ounces	Pb %	Pb Tons
Silver-Lead Veins
1	Indicated	6,583	4.97	32,719	5.95%	391.7
2A	Indicated	6,200	7.15	44,330	7.04%	436.5
3	Measured	11,550	7.11	82,115	6.88%	794.2
164	Measured	12,667	9.54	120,901	10.90%	1,380.1
164	Indicated	29,000	13.90	403,065	13.69%	3,970.9
164	M+I	41,667	12.58	523,966	12.84%	5,351.0
171	Measured	3,167	6.43	20,377	5.83%	184.5
242	Indicated	2,000	9.11	18,214	5.50%	109.9
Silver-Lead Veins	M+I	71,167	10.14	721,721	10.21%	7,268

TOTAL	M+I	560,589	15.59	8,741,974

Table 17-6 Inferred Resources by Ore Type - December 31, 2010
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Total Silver-Copper Veins	480,000	8,965,400	18.68	2,710	0.56%	--	--
Total Silver-Lead Veins	546,300	4,743,400	8.68	--	--	51,600	9.45%
Total Inferred Resource	1,026,300	13,708,800	13.36	2,710	0.56%	51,600	9.45%
* Copper and lead values refer to only their respective vein types, not combined totals.

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 17-7 Inferred Resources by Ore Type - December 31, 2010
Vein	Resource Category	Short tons	Ag opt	Silver ounces	Pb%	Pb tons
Silver-Copper Veins
7	Inferred	15,480	17.30	267,727	0.26%	40.2
14	Inferred	1,900	22.10	41,990	0.88%	16.7
29	Inferred	1,260	20.71	26,095	0.49%	6.2
30	Inferred	13,860	14.85	205,857	0.75%	104.4
31	Inferred	4,664	14.80	69,027	0.26%	12.1
32	Inferred	1,080	42.59	45,997	0.89%	9.6
33	Inferred	360	29.28	10,541	0.25%	0.9
38	Inferred	900	21.24	19,116	0.33%	3.0
40	Inferred	264	15.92	4,203	0.87%	2.3
41	Inferred	1,118	33.80	37,788	0.87%	9.7
43	Inferred	258	52.47	13,537	1.12%	2.9
53	Inferred	1,260	14.76	18,598	0.23%	2.9
67	Inferred	1,408	20.85	29,357	0.41%	5.8
72	Inferred	3,515	21.25	74,698	1.03%	36.2
79	Inferred	540	23.00	12,420	0.57%	3.1
91	Inferred	3,784	15.42	58,349	0.45%	17.0
92	Inferred	19,426	17.07	331,681	0.37%	71.7
94	Inferred	1,440	15.46	22,262	0.31%	4.5
99	Inferred	1,440	20.48	29,491	0.57%	8.2
100	Inferred	1,244	18.48	22,995	0.36%	4.5
101	Inferred	264	30.80	8,131	0.42%	1.1
103	Inferred	360	15.03	5,411	0.14%	0.5
104	Inferred	2,924	35.29	103,188	0.94%	27.5
110	Inferred	5,130	23.31	119,580	0.26%	13.3
111	Inferred	9,500	35.52	337,402	0.49%	46.7
117	Inferred	10,635	20.25	215,411	0.96%	101.7
122	Inferred	1,118	61.78	69,070	0.83%	9.3
123	Inferred	760	13.41	10,192	0.54%	4.1
124	Inferred	450	14.15	6,368	0.53%	2.4
125	Inferred	2,610	13.44	35,078	0.44%	11.5
126	Inferred	180	19.64	3,535	0.28%	0.5
127	Inferred	16,650	23.15	385,406	0.61%	101.0
128	Inferred	88	22.64	1,992	0.80%	0.7
134	Inferred	9,166	14.94	136,932	0.65%	59.6
148	Inferred	1,710	28.64	48,974	0.49%	8.4
147	Inferred	528	22.77	12,022	0.44%	2.3
150	Inferred	176	17.72	3,119	0.51%	0.9
163	Inferred	180	15.71	2,828	0.28%	0.5
164	Inferred	9,320	23.17	215,964	0.59%	55.2
165	Inferred	5,600	18.52	103,712	0.34%	19.0
166	Inferred	10,100	25.21	254,621	0.57%	57.6
171	Inferred	1,520	15.40	23,408	0.15%	2.3

CAM  113116
Galena Mine Technical Report
14 April 2011

Table 17-7 Inferred Resources by Ore Type - December 31, 2010
Vein	Resource Category	Short tons	Ag opt	Silver ounces	Pb%	Pb tons
172	Inferred	10,620	11.03	117,088	0.31%	33.1
174	Inferred	96	22.33	2,144	0.54%	0.5
177	Inferred	12,600	21.20	267,124	0.40%	50.3
178	Inferred	270	17.46	4,714	0.44%	1.2
184	Inferred	2,520	21.39	53,904	0.54%	13.5
202	Inferred	170	17.98	3,057	0.35%	0.6
215	Inferred	17,615	28.42	500,662	1.08%	190.3
220	Inferred	7,900	24.67	194,893	0.50%	39.8
234	Inferred	8,500	17.62	149,770	0.65%	55.3
245	Inferred	1,170	26.89	31,460	0.30%	3.5
258	Inferred	8,100	23.65	191,565	1.05%	85.1
262	Inferred	630	13.21	8,322	0.71%	4.5
265	Inferred	880	33.17	29,190	1.27%	11.2
268	Inferred	540	16.81	9,077	0.69%	3.7
284	Inferred	5,760	15.01	86,440	1.13%	64.8
285	Inferred	3,420	12.24	41,861	0.58%	19.8
288	Inferred	8,272	16.28	134,668	0.75%	62.0
290	Inferred	7,020	22.22	155,975	1.37%	96.5
291	Inferred	6,000	23.34	140,040	0.69%	41.4
293	Inferred	4,680	12.30	57,564	0.24%	11.2
294	Inferred	9,105	27.72	252,394	1.07%	97.2
303	Inferred	360	14.32	5,155	0.64%	2.3
304	Inferred	1,232	19.78	24,369	0.60%	7.4
306	Inferred	720	13.65	9,828	0.31%	2.2
343	Inferred	90	30.93	2,784	0.33%	0.3
350	Inferred	3,060	16.10	49,266	0.29%	8.9
360	Inferred	570	14.43	8,225	0.40%	2.3
370	Inferred	6,080	26.56	161,485	0.38%	23.1
402	Inferred	14,100	16.41	231,381	1.44%	203.0
Silver Vn	Inferred	23,086	20.58	475,002	0.78%	179.6
Coeur	Inferred	150,665	14.08	2,121,931	0.34%	508.0
Silver-Copper Veins	INFERRED	480,001	18.68	8,965,411	0.56%	2,711

Vein	Resource Category	Short tons	Ag opt	Silver ounces	Pb%	Pb tons
Silver-Lead Veins
2	Inferred	32,750	9.52	311,643	9.25%	3,030.6
4	Inferred	82,083	10.62	871,440	10.42%	8,553.7
B	Inferred	66,222	6.43	426,137	12.01%	7,951.2
3	Inferred	13,800	5.98	82,460	5.23%	721.2
5	Inferred	6,000	7.10	42,600	6.00%	360.0
6	Inferred	13,200	15.29	201,820	2.83%	374.2
8	Inferred	7,367	8.18	60,259	9.94%	732.2

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Table 17-7 Inferred Resources by Ore Type - December 31, 2010
Vein	Resource Category	Short tons	Ag opt	Silver ounces	Pb%	Pb tons
50	Inferred	300	12.60	3,780	8.98%	26.9
51	Inferred	119,950	8.33	999,451	9.86%	11,823.9
90	Inferred	500	8.35	4,175	7.00%	35.0
133	Inferred	4,000	10.29	41,160	15.52%	620.8
145	Inferred	4,433	14.53	64,416	6.73%	298.4
164	Inferred	33,956	9.61	326,206	8.80%	2,986.8
52-175	Inferred	120,176	7.35	883,606	8.70%	10,455.1
185	Inferred	32,206	8.07	259,951	9.24%	2,974.4
242	Inferred	1,583	11.18	17,702	8.70%	137.8
257	Inferred	1,000	9.55	9,550	7.00%	70.0
360	Inferred	6,756	20.29	137,083	6.67%	450.9
Silver-Lead Veins	INFERRED	546,282	8.68	4,743,439	9.45%	51,603
TOTAL:	INFERRED	1,026,283	13.36	13,708,850

17.10	Reconciliation of Resources and Reserves to Production

Year-end 2010 is the first year since 2006 that US Silver has conducted a reconciliation of mill feed versus mining of reserves and resource blocks. Due to fluctuating silver prices during the period 2006-2010, from a low just below $10 per ounce to a high of just over $30 per ounce, there were periods when frequent tactical decisions were made to mine material not in the mine plan. The reconciliation program was started in early 2010, and did not completely capture all necessary data; it is expected that the reconciliation program in 2011 will be more concise. For the year 2010, the reconciliation was not able to capture all production by stope/heading; thus it is not a true comparison of reserve/resource estimates to actual production.

The Galena Mine reconciliation flow process is initiated underground. The 2010 reconciliation is based on production from 19 silver-copper veins and 15 lead-silver veins.  Production and development material designated as mill feed is sampled when delivered to shaft hoisting pockets.  The sampling protocol requires that reasonable grab samples be taken from each of the 3- to 4-ton rail cars prior to dump-pocket delivery at the shaft pockets.  The heading identification, date, and number of cars are documented on each combined sample.  No more than 25 car grabs samples are permitted per combined sample.   All car sample assays are maintained in a secure isolated database.

A month-end summary report is generated, detailing all production or development mill feed assay and preliminary tonnages.  The reported monthly mill output final is converted from recovered to contained ounces, utilizing the reported monthly mill recovery.  A monthly stope/heading grade and tonnage feed allocation report is then derived by:

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1.	reconciling final mill output tonnage back through the reported number of skips pulled per level, via skip load factors (about 5 tons per skip) to derive level tonnages;
2.	segregating the level tonnages by counting the number of cars from each heading; and
3.	determining the individual car tonnage factors per level (about 3 to 5 tons per car).

After the corrected heading tonnages are defined per final mill output, the reported car-sample assays are rebalanced proportionally in alignment with the mill's monthly close assay.  Silver-copper and lead-silver production or development heading are segregated individually.  Development or repair waste is not sampled, and is not included in the reconciliation process.Table 17-8 summarizes the 2010 reconciliation results.

Table 17-8 Galena Mine Plan-to Actual Reconciliation for 2010
Ore Type	Tons		Contained Ag Ounces		Contained Ounces Ag per Ton of Ore
Silver-Copper	Programmed Tons	178,886	Programmed Oz Ag	2,415,377	Programmed Opt	13.50
	Actual Tons Milled	166,955	Cont Oz Ag	2,019,204	Actual Opt	12.09
	Ratio	0.93	Ratio	0.84	Ratio	0.90
Silver-Lead	Programmed Tons	54,016	Programmed Oz Ag	317,762	Programmed Opt	5.88
	Actual Tons Milled	52,127	Cont Oz Ag	324,956	Actual Opt	6.23
	Ratio	0.97	Ratio	1.02	Ratio	1.06
All ore	Programmed Tons	232,902	Programmed Oz Ag	2,733,139	Programmed Opt	11.74
	Actual Tons*	219,082	Actual Oz Ag	2,344,160	Actual Opt	10.70
	Ratio	0.94	Ratio	0.86	Ratio	0.91
"Contained" Ag refers to Ag in ore to mill, not accounting for losses in milling, smelting, and refining.

The reconciliation shows that the silver-lead ore was mined nearly according to plan. Silver-copper ore yielded 14% fewer ounces Ag than programmed, due to lower tonnage and lower grade.

Some of the loss in grade in the silver-copper ore was likely due to these causes: intermediate exploration drifts on 18 new silver-copper veins, and 2 new lead-silver veins, minor components of shipped mineralization, typically low grade, encountered during development as well as:
▬	mill feed dilution components as related to attack ramp intersections within the Silver Vein mechanized project;
▬	end-of-life final diligence mining during completion of the 218 and 352 high grade stopes beyond reserves; and
▬	stope waste for vein access development in 129 and 52 stopes.

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Extraneous dilution components sent on occasion to the mill including track and drift repair muck and stope backfill sand spill cleanup muck.

Improved detail tracking of shaft pocket, borehole, and dump inventories is required to derive improved accuracy of skip and level car tonnage factors, including tracking and accountability of incremental mill dilution from repair and development projects.  Mine Operations staff have taken steps to improve the overall muck inventory reporting, and tracking of additional mill feed components to assist in deriving an improved and balanced reconciliation.  Reconciliations for tonnages and grade of reserve/resource blocks to mill are being initiated during 2011.

CAM is of the opinion that the reconciliation derived above are a good start toward a rigorous comparison of block/shape model to actual muck.  The results show an acceptable closure, considering the nature of underground mining during periods of sharply rising prices, and the performance of other underground silver mines in the United States.

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18.0           OTHER RELEVANT DATA AND INFORMATION

The authors are not aware of any other relevant data or additional information or explanation necessary to make this technical report understandable and not misleading, other than as shown in this report.

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19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

19.1	Background

The Galena mine has produced since 1887, except for shutdowns due to low metals prices during 1931-1936 and 1992-1997.  Mining has been underground since the earliest year, exploiting both silver/copper (tetrahedrite-dominated) and silver-lead (galena-dominated) veins.  Through year-end 2010, the Galena Mine has produced approximately 8,155,000 tons of ore that contained about 180,000,000 ounces of silver, 64,000 tons of copper, and 12,000 tons of lead.  Copper-silver ores from the Galena Mine are treated at the Galena mill.

The Galena mine surface infrastructure includes a 800 tpd flotation mill, compressor house, mine and administrative offices, timber framing yard, parking areas, hoist houses and headframes for the #3 Shaft and the Galena Shaft.

The Coeur mine, which has been a producer in the past, has not been mined since 1997. .  Past production from the Coeur Mine amounts to 2,447,000 tons, 40,446,000 ounces of silver, and 16,400 tons of copper. Silver-lead ores are mined in the Galena Mine are hauled to the Coeur shaft on the 3700 (Galena)/3400 (Coeur) level, hoisted to the surface in the Coeur shaft, and processed in the Coeur mill, which is located adjacent to the Coeur shaft.  The Coeur mill is a well-designed, relatively new, mill with good surface infrastructure installed around the shaft and mill.  It has a capacity of 500 tpd.

Figure 19-1 depicts the Galena #3 shaft, and lateral level development, as it relates to the Coeur and Caladay shafts.  The Caladay deposit has never been mined, but the Caladay shaft and tunnels are used for ventilation in the Galena Mine.

Current ore reserves at the Galena mine extend the life of mine through 2018.  US Silver intends to pursue a drilling and development program to convert resources to reserves, and to conduct exploration to discover new mineralization, in order to extend the life of mine beyond 2018.  Based on historic discoveries and resource conversion, this is a reasonable expectation.

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Figure 19-1
Generalized Long Section through Coeur, Galena,
 and Caladay Shafts, Looking Northeast.

19.2	Operating Permits

US Silver has all required operating and environmental permits to operate the Galena mine project.  Environmental Superintendant Corey Millard is responsible for maintaining permits up-to-date. Permits in place are shown on Table 19-1. There are no known issues in terms of environmental, permitting, legal, title, tax, socio-economic, marketing, political, or other relevant issues that could materially affect the stated estimates of ore reserves or mineral resources, or the operation of the mine.

A new NPDES permit was issued to US Silver in July 2007.  The permit is in effect for a period of five years.  No air permits are required for the US Silver operation.  The Galena mine project is considered a (CESQG) or Conditionally Exempt Small Quantity Generator in terms of hazardous waste.  There is a $115,000 bond in place with the Idaho Department of Water Resources for tailing disposal facility.

Table 19-1 Operating and Environmental Permits
Permit	Permit #	Status	Expiry Date	Notes	Agency
Galena/Coeur NPDES	ID-000002-7	Active	30-Jun-12	Current	US EPA
Caladay NPDES	ID-002542-9	Extended	Unknown	EPA Administrative Extension	US EPA
Storm Water MSGP - Galena	IDR05C298	Active	N/A	Will only expire if an updated MSGP is issued	US EPA
Storm Water MSGP - Coeur	IDR05C299	Active	N/A	Will only expire if an updated MSGP is issued	US EPA
Storm Water MSGP- Caladay	IDR05C300	Active	N/A	Will only expire if an updated MSGP is issued	US EPA
Clean Air Act				Does not apply	US EPA
Hazardous Material Certificate	051409550073RT	Active	30-Jun-12	Current	US DOT
Emergency Planning and Community Right-To-Know Act - EPCRA - Tier II	N/A	Active	29-Feb-12	Re-apply each year	US DHS
Osburn Tailings Impoundment	N/A	Active	N/A	Approved thru IDWR - Dam Safety $115,000 Bond	Idaho Dept. Water Res.

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19.3	Mining Methods

The #3 Shaft is currently the primary mine access shaft and has been developed to a depth of 5,825 feet.  It is a three-compartment timber shaft, equipped with a 1,750 HP Nordberg, 12 ft. dia. double drum hoist, which raises 8-ton skips in balance.  Lateral development, off of the #3 and Galena shafts, includes work on 13 levels.  For several years prior to 2010, the #3 Shaft hoisted all of the silver-copper ores produced in the Galena mine, as well as all men and materials entering the mine.

The Galena Shaft was repaired and updated in 2009-2010, and was placed in service again in early 2010. It is 5,540 feet deep, with a three-compartment timber shaft equipped with a 900 HP Nordberg hoist.  Although additional work in the Galena shaft is still required for pocket installations, completion of the repairs has allowed hoisting to resume from the surface to the 5500 level.

The Coeur shaft in the inactive Coeur Mine is a three-compartment timbered shaft, 4,100 feet deep, which is used for exhaust ventilation and for hoisting of silver-lead ores from the Galena mine.  The two mines are connected on the Coeur 3400/Galena 3700 level.

Lateral development from the shafts is generally spaced about 300 feet apart, vertically.  Level development historically has been conducted by track drifting and rail haulage.  Since 1999, the Galena mine has developed five areas with rubber-tired diesel equipment.  Lateral track drifts extend for thousands of feet out from the shafts in an east-west direction.  The levels provide access to over 100 veins that are currently producing, or have produced in the past.

Currently, most of the ore production is now coming from conventional cut and fill stopes.  However, over the years, the Galena mine has utilized three mining methods to extract ore from underground veins.  These are:
•	Conventional “overhand” cut and fill stoping, using hydraulically-placed mill tailings for backfill. Typically, the backfill for overhand stoping does not include cement for added strength.
•	Mechanized “overhand” cut and fill stoping, using hydraulically-placed mill tailings for backfill. Typically, the backfill for overhand stoping does not include cement for added strength.
•	Mechanized “underhand” cut and fill stoping, using hydraulically-placed mill tailings for backfill. Typically, the backfill for overhand stoping includes cement for added strength.

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In the conventional overhand stoping, the veins are accessed by crosscuts developed from drifts that are driven along the vein structure.  Final development of the vein is accomplished by driving vertical, timbered, three-compartment raises along the vein from one level to the level above.  A typical stope extends 100 feet to 200 feet along the vein, on either side of the raise.  A typical cut, 9 feet in height, over the length of the stope, is mined, using jackleg drills and pneumatic/electric slushers, which move the broken ore to the ore passes that are incorporated into the stope access raise.  After all of the broken ore has been removed from the stope, the void is filled with slurry of mill tailings.  After the sand fill process is complete, the cut above is mined in the same sequence.  Some advantages to this method are its ability to extract narrow (less than 7’ wide structures) without causing excessive dilution, and that all development subsequent to the initial crosscutting is in ore material.

In mechanized overhand cut and fill stoping, all drilling, and ore loading is performed with rubber-tired, diesel equipment.  Drilling utilizes one and two boom electric-hydraulic jumbos, and ore loading is performed using 1-cubic yard and 2.5-cubic yard LHD’s.  Access to these veins is in the same manner as in the conventional cut and fill stopes.  Final development of the stopes is accomplished by driving a 10 ft by 10 ft (+15%) inclined ramp in the hanging wall of the structure.  The vein is then accessed from the main ramp by running temporary ramps.  A typical stope extends 200 to 400 feet along the vein on either side of the main ramp/stope intersection.  A cut of ore, 10 feet in height, is mined over the entire length of the stope with the trackless equipment.  After muck removal, the stope is backfilled as in the conventional stopes, and the sequence proceeds upward.

In mechanized underhand cut and fill stoping, crosscuts and drifts also initially access the veins.  Final development of the vein is accomplished by driving a 10 by 10-foot (-15%) declined main ramp, approximately 100 feet in the hanging-wall of the structure, and then finally accessing the vein by running temporary attack ramps from the main decline to the vein.  A typical stope extends 200 to 450 feet along the vein on either side of the attack ramp entry point to the stope.  A cut of ore, 10 feet in height, is mined over the length of the stope with the use of electric jumbo drills and diesel LHD loaders.  After all the broken ore is removed from the stope, the void is filled with a slurry of mill tailings,  cement and water.  After these cemented tailings harden, typically 5 days, the cut directly below is mined in the same sequence.  The two main advantages with this method are its ability to extract ore from levels below the current shaft bottom (in effect deferring costly capital development), and its proven ability to minimize hazards associated with rock bursting.

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19.4	Mine Infrastructure and Operations

19.4.1               Labor

The basic mine work schedule is three shifts per day, five days per week, for a nominal total of 252 days per year.  Scheduled overtime is performed on Saturday day shift.  Special projects, such as on-going shaft repair and maintenance, are carried out on graveyard shift and weekends.

The Coeur mill is currently working 8-to12-hour shifts to accommodate the silver-lead ores that are being produced in the Galena mine.

The current (December 2010) total payroll includes the breakdown of hourly and salaried mine labor shown in Table 19-2:

Table 19-2 Manpower at Galena Mine Project
Cost Center	Hourly	Salaried
Mine (Direct)
Mine Operations	113	0
Hoisting	6	0
Shaft Maintenance	12	0
Maint. (Surface & UG)	24	0
Electrical	9	0
Bull gang	2	0
Surface	3	0
Morning Shop	4	0
Subtotal Mine Direct	173	0

Mine (Indirect)
Supervision	0	14
Engineering	0	8
Geology	0	8
Training	0	1
Subtotal Mine Indirect	0	31

Milling
Galena Mill	12	1
Coeur Mill	7	1
Subtotal, Milling	19	2

General & Administrative
Subtotal G&A	0	12

TOTAL, Mine and Mills	192	45

Outside Contractors	35	0

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Portions of the hourly workforce at the property are represented by a labor union, and all mine production employees operate under an incentive bonus plan that averages about 20 percent of the base wage.  Scheduled overtime results primarily from Saturday day shift work, and 12-hour repair shifts. Relations with the union are reported to be good. The labor contract with the United Steel Workers of America expired on March 31, 2011.  An extension through April 30, 2011 is in place.  Amicable negotiations were in progress as this report was being written.

19.4.2               Equipment

Most of the tracked and trackless underground mining equipment at the Galena mine is well used, but is being maintained in good operating condition.  In the tracked areas of the mine, the rail and roadbed is in fair condition.  Typically, where tracked and trackless overlap, the roads are wet and need better drainage.  This situation is affecting both the tracked and trackless equipment.  Tracked equipment includes battery locomotives, rail cars, pneumatic mucking machines, electric and pneumatic slushers, and utility rail cars.  The trackless equipment includes small, electric-hydraulic jumbos, small scoop-trams (LHD’s), and diesel utility vehicles.

Small, underground maintenance shops are used for most minor repairs. .  Shops on the 2400, 3700, 4600, and 4900 levels maintain trackless equipment that is being used on these levels. Major repairs or overhauls are performed on the surface, or sent off site where component exchanges are performed.  The on-site shops are well equipped for the repairs that are performed there.

The following Table 19-3 lists the major underground equipment at the Galena mine:

Table 19-3 Galena Mine Major Equipment List
Description	Number.	Remarks
Tracked
Battery Locomotives – 5 to10 ton	17	Fair to Good Condition
Battery Locomotives – 1.5 ton	4	Fair Condition
Slushers – Electric 15-30 Hp	26	Some in Morning Shop
Slushers – Air 7.5-15 hp	16	Some in Morning Shop
Muckers –Eimco 12-B	6	Fair to Good Condition
Muckers – Eimco 21 &22	17	Fair to Good Condition
Rail Cars – Various 50-70 cu. ft.	108	Fair, Good, & New Cond.
Rail Utility Cars	12	Fair Condition
Man Coaches	3	Fair Condition
Trackless
Jumbos – Montabert	5	Fair to Good Condition
Jackleg Drills	60	Fair to Good Condition
1.5 cubic yard LHD – Jarvis Clark	2	Fair to Good Condition
2.5 cubic yard LHD – MTI	2	Fair to Good Condition
3.5 cubic yard LHD - MTI	2	Fair to Good Condition
Service
Diamond Drill – Longyear	1	Fair to Good Condition
Compressors IR/Joy/Atlas Copco	4	Fair to Good Condition
Primary fans – Joy Axivane 500 Hp	2	Fair to Good Condition
Primary Fans – JetAir 250 Hp	2	Fair to Good Condition
Secondary Fans Various 10-30 Hp	33	Fair to Good Condition
Load Centers 150 to 1500 kVA	44	Fair to Good Condition
Primary Pumps 700 Hp	4	Fair to Good Condition
Air Pumps	33	Fair to Good Condition
Air Tuggers	23	Fair to Good Condition
Kabuta Tractors	4	Fair to Good Condition
Alimak Raise Climbers	2	Fair to Good Condition
Surface Front End Loaders	2	Fair to Good Condition
Refrigeration Unit 240 ton	1	Fair to Good Condition
Hyster Fork Lift	3	Fair to Good Condition

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This equipment at the mine is consistent with the projected production rates, multiple-level mining and vein parameters that exist at the Galena and Coeur mines.  The maintenance facilities are also adequate for the equipment in use at the mine.

19.4.3               Utilities and Inputs

A primary electrical feed of 13.2 KVA supplies the mine.  The total electric power (KWH), by area, at the Galena mine for the month of December 2010 was approximately 4.1 Mw, as shown on Table 19-4.

Table 19-4 Power Consumption
AREA	kWh
Caladay	126,800
Galena Mill	139,200
Galena Mine	3,499,500
Coeur Mill	122,700
Coeur Mine	212,800
Total	4,101,100

Pumping from the mine averages about 650 gallons per minute (gpm), over an average 13.5 hours per day.  Water is collected within the mine by secondary air and electric pumps, and first sent to secondary pump stations located on the 5200 and 5500 levels of the mine.  From these levels two, 75 HP and 100 Hp pumps send the water to a primary pump station located on the 4900 level.  From this level two, 700 HP, 1,000 gpm, 1,200 psi pumps send the clarified water to another primary pump station located on the 2400 level.  From there, the water is pumped to the surface by another two, 700 HP, 1,000 gpm, and 1,200 psi pumps.  The total system is complex, but functions well.  The amount of water handled is relatively small for the amount of mine openings and the depth of the mine.

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Ventilation air enters the mine through the #3, Galena, and Callahan shafts (approx.  200,000 cfm).  After circulating through the mine, regulated by air doors and secondary fans, it exhausts through the Caladay shaft (approx. 106,000 cfm) and Coeur shaft and borehole (94,000 cfm).  Two primary exhaust fans are located on the 3700 level (Galena), leading to the Coeur shafts; and two additional primary fans (one in use) are located on the 4900 level, leading to the Caladay shaft.  The installed capacity for these two systems is 220,000 cfm.

The mine backfill plant is located on the surface adjacent to the Galena mill.  About 55 percent of the total tailings from this mill are sent underground as backfill.  The balance of the mill tailings are sent to the tailings pond.  All of the tailings from the Coeur mill are sent directly to the tailings pond.. Typically, tailings that go underground as backfill are de-slimed and slurried to 65 to 70 percent solids.  Up to 10 percent cement is added to the slurry at the surface for additional strength when underhand stopes are being filled.  A dry backfill storage facility is located above the mine.  This material can be re-pulped and sent into the mine when needed.  This backfilling system has been in use for many years in the Silver Valley mines, and has proven to be a very effective backfilling system.  Un-cemented backfill can be worked upon in about two days.  Cemented fill requires about five days before work can begin under it.

Compressed air for drilling, pumping and air tools is supplied by one, Ingersoll-Rand XHE 1,000 Hp, 4 cylinder reciprocating 5,000 cfm compressor;  four 700 Hp, 3,000 cfm Atlas Copco GA500 screw compressors; and one Joy WN224, 400 Hp, 4 cylinder reciprocating compressor rated at 2,500 cfm.  These compressors are located in the surface hoist/compressor building adjacent to the mine offices.  A total capacity of 19,500 cfm (4,200 HP) is installed.  The IR units are older, but well maintained; and the Atlas Copco screw compressors are relatively new.  The installed capacity is suitable for the mine’s compressed air requirements.

19.5	Milling

The majority of the mine production over the past few years has been silver-copper ores.  This ore is treated in the Galena mill to produce a copper concentrate that is shipped by truck and rail to the Xstrata smelter in Quebec, Canada.  Silver-lead ores are also produced, which are currently being treated in the Coeur mill.  Concentrates from the Coeur mill are shipped by truck directly to the Cominco (Trail) smelter in British Columbia.

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19.5.1               Galena Mill

The Galena mill was originally constructed in 1926, with a capacity of 100 short tons per day (tpd).  ASARCO expanded the mill capacity to 350 tpd in 1955, and then to 400 tpd in 1959, and finally to the present day capacity of 800 tpd in 1969.  The grinding and flotation circuits were renovated in 1981 and 1986.  Recent statistics for the Galena Mill are presented in Table 19-5, while figure 19-5 is a flowsheet for the mill.

Table 19-5 Galena Mill Statistics
	Tons		Percent Recovery		Concentrate Grade
Year	Milled	Concentrate	Ag	Cu	Ag opt	Cu %
2002	238,269	8,368	95.42	95.53	567	20
2003	164,732	5,257	96.06	96.17	710	23
2004	167,413	5,652	97.00	97.02	623.15	24.41
2005	128,502	3,381	96.85	97.00	608.25	23.93
2006	87,696	1,985	97.10	96.10	661.97	22.00
2007	79,943	1,459	97.72	97.63	762.40	24.10
2008	137,786	1,822	95.71	95.33	816.83	23.99
2009	156,376	2,416	96.74	96.27	847.93	22.26
2010	166,955	2,199	97.42	97.07	894.51	22.75

Ore Bin
Surface Train
Coarse Ore Bin
Crusher
#3 Shaft
Fine Ore Bin
Ball Mill
Classifier
Flotation
Sand Fill To Mine
Thickener
Filter
Concentrate
5830 Level

Figure 19-2
Galena Mill Flowsheet

A smaller ball mill (# 3 circuit) is situated at the mill and, when in use, adds an additional 300 tpd of capacity.  This circuit can treat either silver-copper ores, or silver-lead ores. In the past, silver-lead ores were also milled in #3 circuit, but present plans call for continued milling of silver-lead ores in the Coeur mill.

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During 2010, the Galena mill treated 166,955 tons (≈ 650 tpd) of silver-copper ores, with a grade of 12.09 oz Ag/ton and 0.31 percent Cu/ton.

Silver-copper ore from the mine is hauled in 5-ton cars to a 400-ton coarse ore bin located adjacent to the mill.  The ore is moved from the coarse bin by a Pioneer pan feeder to a chute that feeds into a 1-foot by 3-foot Birdsboro-Buchanan jaw crusher.  Belts move the crushed ore to a 4- foot by 12-foot vibrating flat deck screen, where oversize particles are conveyed to a 300-ton fine ore bin.

The ore is then fed into a 9-foot by 12-foot ball mill, after passing a weightometer.  Grab samples are taken from the conveyor to determine daily moisture content.  The ball mill discharge passes over a 3-foot by 12-foot screen.  Oversized particles are recirculated to the ball mill, while the undersize material is classified in Krebs cyclones.  The ore then passes to a two-stage Denver feed sampler and into the rougher flotation circuit.  The rougher circuit consists of four 100-cubic-foot Denver flotation cells.

Underflow is sent to the scavenger circuit consisting of four – 100 cubic foot Denver scavenger cells.  The underflow from the scavenger circuit represents the final tails, while the overflow is sent to a 4-foot by 5-foot Allis Chalmers regrind mill before being returned to the middle of the rougher cells.

Overflow from the rougher circuit is next fed to the cleaner circuit.  The cleaner circuit consists of five-Denver Sub A concentrate cells (three cleaners and two re-cleaners).

Concentrate is fed to a Galigher automatic sampler, and then pumped to a 10- foot high by 20 – foot diameter concentrate thickener tank.  The thickened concentrates are pumped to an Eimco drum filter where a scraper drops the final concentrates into 400-ton capacity bins.  The scavenger final tailings are sent to a Heath & Sherwood automatic tailings sampler before being sent to the final tailings box.

Tailings are either pumped back to the mine sand tanks for backfill material, or sent to the Osburn tailings pump station.  The Osburn pump station sends the tailings to the final destination of the Osburn Tailings Impoundment, which is located approximately six miles northwest of the mine/mill complex via six and eight inch pipelines.

Concentrates are picked up with a front-end loader and placed into trucks, where they are transported by a contractor to a railhead in Montana.  The trucks are weighed on scales located at the Galena mill.  From the railhead in Montana, the silver-copper concentrates are transported to the Xstrata smelter in Quebec, Canada.

CAM  113116
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14 April 2011

A total of 20 employees currently operate the Galena mill.  The normal mill schedule is two 12-hour shifts per day, five days per week, with occasional Saturday work.

19.5.2               Coeur Mill

The Coeur mill, which has a capacity of approximately 500 tpd, was constructed in 1976, and is located approximately five miles by road from the Galena mine/mill project.  The Coeur mine level 3400 connects with the Galena mine on the 3700 level.  The mill flow sheet for the Coeur mill is similar to the Galena mill, except that silver-lead ores are treated at Coeur. Tailings from the Coeur mill are also deposited at the Osburn Tailings Impoundment.  Table 19-6 shows recent production statistics.

Table 19-6 Coeur Mill Statistics
	Tons		Percent Recovery		Concentrate Grade
Year	Milled	Concentrate	Ag	Cu	Ag opt	Cu %
2007	10,108	383	90.20	86.80	64.20	58.10
2008	55,775	3,897	94.53	91.33	60.04	53.65
2009	61,931	5,741	93.98	91.50	65.99	56.15
2010	52,127	4,831	95.00	91.39	63.90	58.10

The Coeur mill in 2010 treated 52,127 tons of silver-lead ore.  This ore was mined in the Galena mine from the 2400 level to the 3700 level and hauled underground on the Galena 3700/Coeur 3400 level from the Galena Mine to the Coeur for processing.  Silver-lead ore mined below the 3700 level is hoisted to the surface and hauled by truck to the Coeur mill. Lead concentrates produced in the Coeur mill are shipped by truck by contractor, directly to Teck’s Trail smelter in British Columbia.

Eight employees operate the Coeur mill, working 12-hr shifts to accommodate the silver-lead ores that are being produced in the Galena mine.

19.5.3               Tailings Disposal

About 55 percent of the Galena Mill tails are returned to the underground mine as backfill, with the remaining tails sent to the tailings pond. The Galena mill accounts for 76% of the total tailings, while the Coeur mill accounts for the remaining 24% of the total tailings. Typically, the classified tails sent back to the mine for backfilling are about 65 to 70 percent solids.  When tailings are used for undercut and fill stopes, about 10 percent of cement is added at the surface for extra strength in the backfill.  The remainder of the tailings is sent to US Silver's tailings impoundment near Osborn, Idaho.

CAM  113116
Galena Mine Technical Report
14 April 2011

19.5.4               Concentrate Sales Contracts

US Silver currently sells its silver-copper concentrates to Xstrata’s Horne Smelter in Quebec, Canada, under a 2008 contract which will expire on 31 May 2011. .  Negotiations were in progress to re-new this contract as this report was written. Concentrates are sent by truck and rail to Quebec. Silver, copper, and gold are payable metals; no payment is received for zinc.

US Silver also has a contract through 31 December 2010 with Teck Metals Ltd. to sell silver-lead concentrates to the Trail smelter in British Columbia.  Discussions are underway to renew this contract, which typically happens in mid-year, and concentrate shipments to Teck are continuing on the 2010 terms. Silver-lead concentrates are trucked from the Coeur mill to the Trail smelter. Only silver and lead are payable metals.

CAM reviewed both contracts, and notes that they contain terms typical for the North American mining industry with respect to concentrate characteristics, charges for handling, treatment and refining, umpire assays, metals payables, penalties for deleterious elements, and payment schedules.  CAM is of the opinion that the contracts are within the normal range of smelting contracts for these metals.

19.6	Costs

19.6.1               Operating Costs

Total unit operating costs (costs per ton) for the Galena operation in 2010 were based on the mine production rate of approximately 850 tons per day.  These total operating costs also served as the basis for calculating the breakeven cutoff grade for minable reserve determination.  Total operating costs at the site, for the year ending December 31, 2010, were $142.89 per ton milled, broken down as shown in Table 19-7.  In addition, the forward costs for concentrate freight, smelting and refining during 2010, were $34.35 per ton of ore milled.

Galena total unit operating costs, for the year 2010, have been estimated by the mine staff to continue at the present rate of approximately $145 per ton milled.  These costs, which do not include DD&A, exploration, income taxes, and changes in metal inventories, are also shown in Table 19-7.  The actual 2010 costs are projected to be the same in 2011.

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Galena Mine Technical Report
14 April 2011

Table 19-7 Costs per Ton
Cost Center	Actual 2010/ton ($)
Mine	84.84
Mill	11.60
G&A	46.45
Subtotal	142.89
Forward Costs	34.35
TOTAL	177.24

19.6.2               Capital Costs

The current (2011) forecast budget, estimates the capital required for projects, development and exploration in the Galena and Coeur mines for the next eight years to be approximately $105.2 million.  All capital estimates are presented in 4th Quarter 2010 U.S. dollars

Table 19-8 provides a breakdown of the anticipated capital spending for the eight year period between 2011 and 2018.

Table 19-8 Estimated Capital Expenditures ($)
Cost Center	Years
	2011	2012	2013-2018 (each year)
Project Area
Galena Mine	6,937,395	3,000,000	2,000,000
Coeur Mine	1,681,440	500,000	300,000
Subtotal	8,618,835	3,500,000	2,300,000
Development
Galena Mine	10,929,000	8,000,000	6,000,000
Coeur Mine	2,000,000	2,000,000	1,000,000
Subtotal	12,929,000	10,000,000	7,000,000
Exploration
Galena Mine	1,200,000	1,200,000	1,200,000
Coeur Mine	600,000	600,000	600,000
Subtotal	1,800,000	1,800,000	1,800,000

TOTAL	23,347,835	15,300,000	11,100,000
Cumulative Capital	23,347,835	38,647,835	105,247,835

CAM  113116
Galena Mine Technical Report
14 April 2011

CAM has reviewed the individual mine capital items included in the two-year budget plan for years 2011 to 2012 and finds them to be consistent and adequate for the mine planning currently in place.  Estimates for capital beyond 2012, are preliminary and may change when more detailed mine planning becomes available.  At the time of the site visit, mine planning beyond 2012 was incomplete. However, the US Silver technical staff at the Galena mine has sufficient experience that will allow the preparation of more detailed capital estimates as mine planning is updated.

19.6.3               Taxes

US Silver is obligated to file United States Federal and Idaho State income tax documents on an annual basis.  Tax rates are calculated on an annual basis and are within industry norms in the United States.  At this time US Silver does not pay any royalties.

US Silver’s net effective tax rate is nominally 39.6 percent of profits. This is based on the Idaho state corporate tax rate of 7.6 percent, the Idaho mine license (net profits) tax of 1 percent, and the U.S. Federal corporate tax rate of 31 percent. The latter varies according to annual income, and allows for deductions of state taxes, resulting in the overall net rate of 39.6 percent.  However, the Galena operation has loss carry-forwards from previous years, such that the Idaho and federal income-taxes are totally offset during 2010.  The Idaho mine license tax of 1 percent will be payable.

19.7	Economic Analysis

19.7.1               Mine Plan

The current (December 31, 2010) Proven and Probable reserve statement includes 1,615,700 tons containing 21,908,400 ounces. This reserve will allow milling to continue through 2018.  The Galena mine is scheduled to produce approximately 2.6 million ounces of silver in 2011, 2.8 million ounces in 2012, and 2.7 million ounces per year in years 2013 through 2018.

Current ore reserves would be depleted by the end of 2018 if no new ore is found or upgraded from resource to reserves.  During the life of the mine, US Silver will continue to conduct a program of underground exploration and development to discover new ore, and replace ore that has been mined.  It is the nature of deep narrow vein mining to continually develop new levels and new areas for reserves.

US Silver's life-of mine model forecast calls for mining and processing an average of approximately 830 tpd.  All of this tonnage is projected to originate in the Galena mine.  It is possible that resources in the Coeur mine may be converted to reserves in the future, and mined as part of the planned production, or to increase the production forecast. However, this eventuality is not considered in this report.

CAM  113116
Galena Mine Technical Report
14 April 2011

The currently-proposed production schedule would continue to use both the Galena and Coeur shafts and mills. All of the silver-copper ores would be processed in the Galena mill, and all of the silver-lead ores would be processed in the Coeur mill.  Present proven and probable reserves would indicate a mine life of approximately eight years, at a total production rate of approximately 200,000 tons of ore per year.

The scheduled mine production of proven and probable reserves, over the next eight years, is presented in the following Table 19-9.

Table 19-9 Mine Production Schedule, 2011-2018
Year	2011	2012	2013	2014	2015	2016	2017	2018	Total
Ag/Cu tons Ore	150,000	165,000	125,184	125,184	125,183	125,183	125,183	125,183	1,066,100
Ag Grade (opt)	14.74	15.07	17.51	17.51	17.51	17.51	17.51	17.51	16.74
Cu Grade (%)	0.35	0.36	0.59	0.59	0.59	0.59	0.59	0.59	0.52
Ag Ounces	2,211,000	2,486,550	2,191,972	2,191,972	2,191,954	2,191,954	2,191,954	2,191,954	17,849,311
Cu Tons	525	594	739	739	739	739	739	739	5550

Ag/Pb Tons Ore	50,000	42,000	76,267	76,267	76,267	76,267	76,266	76,266	549,600
Ag grade (opt)	7.74	7.74	7.31	7.31	7.31	7.31	7.31	7.31	7.38
Pb grade (%)	7.32	8.47	7.77	7.77	7.77	7.77	7.77	7.77	7.78
Ag Ounces	387,000	325,080	557,512	557,512	557,512	557,512	557,504	557,504	4,057,136
Pb Tons	3660	3557	5926	5926	5926	5926	5926	5926	42,773

Total Tons Ore	200,000	207,000	201,451	201,451	201,450	201,450	201,449	201,449	1,615,700
Ounces of Ag	2,598,000	2,811,630	2,749,484	2,749,484	2,749,466	2,749,466	2,749,459	2,749,459	21,906,447
Cu Tons	525	594	739	739	739	739	739	739	5550
Pb Tons	3660	3557	5926	5926	5926	5926	5926	5926	42,773
Ag Grade (opt)	12.99	13.58	13.65	13.65	13.65	13.65	13.65	13.65	13.56

With an installed milling capacity of well over 1,000 tons per day, it is obvious that the mine production has been the limiting factor for increased ore production (limited stoping areas and shaft availability). However, with the Galena shaft now in service, site hoisting capacity will improve upon installation of new shaft hoisting conveyance and shaft pocket re-construction.  Over the past few years, the mine ore reserves have increased, which should permit additional stoping areas to be developed within the Galena mine.  In addition, the Coeur mine currently has resources that could be converted to reserves, and shaft capacity that could be used to enhance the production rate.

CAM  113116
Galena Mine Technical Report
14 April 2011

19.7.2               Cash Flow Calculations

Standard cash-flow assumptions and results are shown in Tables 19-10 and 19-11.  The Base Case assumes the same metal prices and costs used in the December 31, 2010 reserve estimate: a silver price of $16.00 per ounce, $2.90 per pound for copper, and $0.90 per pound for lead.  These prices are below both the 3-year historical averages and the averages of 36 months historical plus 24 months futures.  In Tables 19-11, operating costs and all paying metals (Ag, Cu, Pb) grades and prices were increased and decreased by 10 percent to indicate their effect on the cash flow.

Table 19-10 Life of Mine Financial analysis – Assumptions
Capital spending	See Table 19-8	per year	Recovery	Ag	Cu / Pb
Development	See Table 19-8	per year	Galena mill	97.42%	97.07%
Exploration	See Table 19-8	per year	Coeur mill	95.00%	91.39%
Operating cost	$177.24	per ton

Production:	Tons	Ounces Ag	Tons Cu	Tons Pb
2011	200,000	2,598,000	525	3,660
2012	207,000	2,811,630	594	3,557
2013	201,451	2,749,484	739	5,926
2014	201,450	2,749,484	739	5,926
2015	201,450	2,749,466	739	5,926
2016	201,450	2,749,466	739	5,926
2017	201,449	2,749,459	739	5,926
2018	201,449	2,749,459	739	5,926
TOTALS	1,066,100	21,906,477	5,550	42,773

CAM undertook Net Present Value calculations at a discount rate of 8 percent for the base case and the sensitivity cases prepared, as shown in Table 19-11.  Galena is an on-going operation with no up-front investment needed.  Therefore, the capital spending as indicated in Table 19-10 is treated as sustaining capital in the calculations below.  Because of this, no Internal Rate of Return is calculated.

In addition, CAM has assumed a full production year for the Ag/Pb ore in year 8.  This means that 16,620 tons of material at a grade of 7.37 oz/ton Ag and 7.76 % lead was added to the cash flow analysis from resources. This is barely one percent of the total ore and metal in the life-of-mine plan.

The NPV (Net Present Value) for the Base Case is US$43,511,000 cash flow, discounted at 8%.  The payback period is less than 2 years for the base case and less than 3 years when all metal grades or all metal prices are reduced by 10%.

CAM  113116
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Table 19-11 Life-of-Mine Cash Flow and Sensitivities
Parameters	Base Case	Operating Cost		Metal Grades (all metals)	Metal Prices
		10% Higher	10% Lower	10% Higher	10% Lower	10% Higher	10% Lower
ASSUMPTIONS
Ag Price	$16.00				$17.60	$14.40
Cu Price	$2.90				$3.19	$2.61
Pb Price	$0.90				$0.99	$0.81
Ore Tons	1,615,700
Ag Grade (oz/ton)	13.56			14.91	12.20
Oz/ Ag	21,906,447
Cu Grade (%)	0.52%			0.57%	0.47%
Tons Cu	5,550
Pb Grade (%)	7.78%			8.56%	7.00%
Tons Pb	42,773
Operating Cost/ton	$177.24	$194.96	$159.52
FINANCIAL ANALYSIS (USD)
Parameters	Base Case	Operating Cost		Metal Grades (all metals)		Metal Prices
		10% Higher	10% Lower	10% Higher	10% Lower	10% Higher	10% Lower
Cash Flow Yr 1	(7,594,835)	(11,139,635)	(4,050,035)	(2,474,735)	(12,714,935)	(2,474,735)	(12,714,935)
Cash Flow Yr 2	2,845,920	(822,948)	6,514,788	8,329,380	(2,637,540)	8,329,380	(2,637,540)
Cash Flow Yr 3	12,137,062	8,566,544	15,707,579	18,031,285	6,242,838	18,031,285	6,242,838
Cash Flow Yr 4	12,137,062	8,566,544	15,707,579	18,031,285	6,242,838	18,031,285	6,242,838
Cash Flow Yr 5	12,136,924	8,566,425	15,707,424	18,031,117	6,242,732	18,031,117	6,242,732
Cash Flow Yr 6	12,136,924	8,566,425	15,707,424	18,031,117	6,242,732	18,031,117	6,242,732
Cash Flow Yr 7	12,136,845	8,566,620	15,707,584	18,031,011	6,242,909	18,031,011	6,242,678
Cash Flow Yr 8	12,136,845	8,566,620	15,707,584	18,031,011	6,242,909	18,031,011	6,242,678
Net Cash Flow (not Discounted)	68,072,747	39,436,594	96,709,927	114,041,472	22,104,484	114,041,472	22,104,022
Net Present Value (8% Discount)	43,510,957	22,932,326	64,090,164	76,313,882	10,708,291	76,313,882	10,708,031

19.8	Exploration Potential

During the period from 2000 through 2003 little exploration was conducted at the Galena Mine, and as a result the reserve levels declined due to mining depletion.  Since 2004, the level of exploration has increased with an average of over 50,000 feet of underground diamond drilling per year.  Since 2004, ore reserves plus measured and indicated resources have increased from 26.5 million ounces of silver to 30.6 million ounces, in spite of the production of over 8.3 million ounces during those six years.  This increase in silver inventory can be attributed to diamond drilling and development of the veins on the 2400 level (148, 145, 110, 111, 171, 173, 175 veins), the 220 vein on 4600 and 4900 levels, the 175 and 291 veins on 5200, and silver-lead veins on 3000 and 3700 levels.

CAM  113116
Galena Mine Technical Report
14 April 2011

A review of the mine’s history since 1958 reveals that the net increase or decrease in the year-end reserve base is proportional to the amount of exploration activity conducted during the year.  It is believed that the exploration potential at the Galena is very good with large areas of untested favorable geology.  The Galena’s long production history and history of exploration followed by discovery suggest that with additional exploration new ore bodies will be found.

US Silver is conducting exploration in an attempt to discover new ore bodies for future mining.  As recently as 1999 the mine discovered one of the largest ore bodies at the mine, the 72 Vein, containing 12 million ounces, located in the Polaris fault.

CAM  113116
Galena Mine Technical Report
14 April 2011

20.0           INTERPRETATION AND CONCLUSIONS

U.S. Silver are well along in a program of upgrading the quality of data capture, resource/reserve estimation, and mine planning at the Galena Project, which is a continuing, profitable operation. CAM concludes that the mineral resources and reserve estimates and the mine planning for the Galena Project are based on acceptable and improving standards of mapping, sampling, and analytical data, and are reasonably estimated using accepted engineering practices. The data capture and estimation are expected to improve further during 2011.

During 2010, the following steps were taken to refine several of the inputs to mineral estimation:
●	The tonnage factors (bulk densities) used to estimate tonnages were replaced with new measurements on core and hand specimens.
●	The accuracy of assays at American Analytical Services has shown some improvement, and the lab has become ISO-certified.
●
The mine staff  have designed a new method of calculating dilution for reserve estimation, which reflects the actual mining experience during the past few years.  The reserves are now fully diluted, in accordance with CIM definitions.

●
A first approximation has been made of a reconciliation between reserve/resource tonnages and grades, and ore delivered to the two mills. Due to the complexity of the vein system, underground operational constraints, and rapidly rising silver prices, the reconciliation did not close precisely, but it is expected that with the new mineral-accounting procedures fully in place, the reconciliation will be much closer in future quarters and years.

CAM  113116
Galena Mine Technical Report
14 April 2011

21.0           RECOMMENDATIONS

CAM recommends the following actions during 2011, with respect to mineral resource and reserve estimation, and mine planning:

21.1	Density

The new system of collecting density data should continue, with the addition of metal assays for samples in the density database. The objective is find correlations between density and metals assays, especially Cu and Pb.

21.2	Assaying

●
Close attention should be paid to the continuing performance of AAS with respect to the medium-grade and high-grade silver-copper standards, as the poor adherence to certified values and the possibility of temporal drift toward lower assay results, are worthy of attention.

●	Adherence to the certified values of the silver-lead standards is better, but further vigilance is desirable even though the silver-lead ores provide a minority of total project revenue.

●	blanks samples should be analyzed for silver at the ppm level by AA, as well as by fire assay

●	another referee laboratory should be used in addition to ACT Labs, to resolve the source of bias in check assays.

21.3	Reconciliation

A calculation of reconciliation of resource/reserve blocks to mill feed should be completed to account for ore tons, and for silver, copper, and lead metal. Ideally this should be compiled on a quarterly and annual basis, and ideally with closures of less than 10%.

21.4	Exploration and Development

The exploration and development program in the mine should be continued, to systematically discover and upgrade resources to replace mined reserves.  Additional capital needs to be expended on underground exploration and development to assure sufficient working places in the mine to  allow the budgeted tonnage projections to be met.  US Silver's 2011exploration program budget is for 65,000 feet of underground diamond drilling.  Exploration and development should focus on silver-copper ore rather than silver-lead ore, as the silver-copper ores are more valuable on a per-ton basis.

CAM  113116
Galena Mine Technical Report
14 April 2011

21.5	Work Program

The above recommendations can readily be accommodated within the capital and operating budgets for continuing mine operations during 2011, as discussed in Section 19.

CAM  113116
Galena Mine Technical Report
14 April 2011

22.0            REFERENCES

The following public reports were used as the basis for this Technical Report, in addition to internal documents of US Silver:

CAM, 2006: Technical Report, Galena Mine Project, Idaho, U.S.A., prepared by Fred Barnard, Steve L. Milne, and Robert Sandefur of Chlumsky, Armbrust and Meyer, LLC, effective date January 1, 2006. Prepared for a predecessor to U.S. Silver.

CAM, 2007: Technical Report, Galena Mine Project, Idaho, U.S.A., prepared by Fred Barnard, Steve L. Milne, and Robert Sandefur of Chlumsky, Armbrust and Meyer, LLC.

CAM, 2010a: Technical Report, Galena Mine Project, Idaho, U.S.A., prepared by Fred Barnard, and, Steve L. Milne of Chlumsky, Armbrust and Meyer, LLC for U.S.Silver Corp., dated 13 April 2010. 99 pages in .pdf format. Filed on SEDAR on 21 May, 2010.

CAM, 2010b: Revised Technical Report, Galena Mine Project, Idaho, U.S.A., prepared by Fred Barnard, and, Steve L. Milne of Chlumsky, Armbrust and Meyer, LLC for U.S.Silver Corp, dated 14 June 2010. 100 pages in .pdf format. Filed on SEDAR on 25June, 2010.

Fleck, R.J., Criss, R.E., Eaton, G.F., Wavra, C.S., and Bond, W.D., 2002, Age and Origin of Base and Precious Metal Veins of the Coeur D’Alene Mining District, Idaho: Economic Geology, v.  97, p.  23-42

Hobbs, S.  Warren, et al, 1965, Geology of the Coeur d’Alene District Shoshone County Idaho: U.  S, Geological Survey Professional Paper 478, 139 pages

Hussey, Daniel H, 2007, Galena Mine, Shoshone County, Idaho, Technical Report, prepared by U.S. Silver Corporation, dated 1 June 2007.  Filed on SEDAR on 4 June 2007.

Hussey, Daniel H, 2008, Galena Mine, Shoshone County, Idaho, Technical Report, prepared by U.S. Silver Corporation, dated 26 June 2008.  Filed on SEDAR on 26 June 2008

Hussey, Daniel H, 2009, Galena Mine, Shoshone County, Idaho, Technical Report, prepared by U.S. Silver Corporation, dated 9 April 2009.  Filed on SEDAR on 9 April 2009

CAM  113116
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23.0           DATE AND SIGNATURE PAGE

23.1           Certificate of Author Fred Barnard

I, Fred Barnard,
1835 Alkire Street
Golden, Colorado 80401 USA

hereby attest that:
a)	I am a Consulting Geologist, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.
b)	I am Professional Geologist # 7432 in good standing in the state of California, USA, a Fellow of the Society of Economic Geologists, and a member of the Geological Society of America.
c)	I graduated from the University of California at Berkeley with a B.A. degree in Geology 1963, and from the University of Colorado at Boulder with a Ph.D. degree in Geology in 1968.
d)
I have practiced my profession as an economic geologist continuously since 1968, having worked on exploration and mining projects, mainly for metallic minerals, including silver, lead, and copper, in more than 40 countries.

e)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

f)
I am responsible for the preparation of sections 2 to 16, 18, and 22, and relevant portions of sections 1, 20, 21, and 23 of the report entitled “Technical Report, Galena Mine Project , Shoshone County, Idaho, dated 14 April, 2011, and for which the effective date is 31 December, 2010.

g)	I visited the Galena Mine Project on 17 and 18 March, 2011.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, U.S. Silver Ltd.
i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.
k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

CAM  113116
Galena Mine Technical Report
14 April 2011

Dated this 14th day of April, 2011

Signed
Fred Barnard, Ph.D.

23.2           Certificate of Author Steve Milne

I, Steve L.  Milne, P.E.
1651 Calle El Cid
Tucson, Arizona 85718
hereby attest that:
a)	I am a Consulting Mining Engineer, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.
b)	I am Professional Engineer #25589 in the state of Colorado, in good standing.
c)	I was awarded an E.M. degree in Mining Engineering from the Colorado School of Mines at Golden, Colorado in 1959.
d)
Since 1959 I have practiced continuously as a mining engineer, supervisor, mine manager, corporate officer, and consultant for mining firms and other mining consulting firms.  This work has concentrated primarily on underground mines; encompassing a wide variety of underground conditions, metals, reserve evaluations, production rates, mining planning , equipment selection, and cost analyses throughout the world.  I am the author of several publications on subjects relating to the underground mining industry.

e)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

f)
I am responsible for the preparation of sections 17 and 19, and relevant portions of sections 1, 20, 21, and 23 of the report entitled “Technical Report, Galena Mine Project , Shoshone County, Idaho, dated 14 April, 20110, and for which the effective date is 31 December, 2010.

g)	I visited the Galena Mine Project on 17 and 18 March, 2010.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, U.S. Silver Ltd.
i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.
k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

CAM  113116
Galena Mine Technical Report
14 April 2011

Dated this 14th day of April, 2011

Signed
Steve L. Milne, P.E.